UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended May 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____ to _____

Commission File Number: 0-12906

⊕ Richardson Electronics

(Exact name of registrant as specified in its charter)

Delaware	36-2096643
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois 60147-0393
(Address of principal executive offices)
Registrant's telephone number, including area code: (630) 208-2200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.05 Par Value	RELL	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

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Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of November 30, 2024 was approximately $168.2 million.

As of July 28, 2025, there were outstanding 12,443,065 shares of Common Stock, $0.05 par value and 2,049,238 shares of Class B Common Stock, $0.05 par value, which are convertible into Common Stock of the registrant on a one-for-one basis.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the Annual Meeting of Stockholders scheduled to be held October 7, 2025, which will be filed pursuant to Regulation 14A, are incorporated by reference in Part III of this report. Except as specifically incorporated herein by reference, the above mentioned Proxy Statement is not deemed filed as part of this report.

Auditor Firm ID: 00243	Auditor Name: BDO USA, P.C.	Auditor Location: Chicago, IL, USA

TABLE OF CONTENTS

Forward Looking Statements

Certain statements in this report may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. The terms "may," "should," "could," "anticipate," "believe," "continues," "estimate," "expect," "intend," "objective," "plan," "potential," "project," and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. These statements are based on management's current expectations, intentions or beliefs and are subject to a number of factors, assumptions and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause or contribute to such differences or that might otherwise impact the business include the risk factors set forth in Item 1A of this Form 10-K. We undertake no obligation to update any such factor or to publicly announce the results of any revisions to any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

In addition, while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, stockholders should not assume that we agree with any statement or report issued by any analyst irrespective of the content of the statement or report. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

PART I

ITEM 1. Business

General

Richardson Electronics, Ltd. (the "Company," "we," "our") is a leading global manufacturer of engineered solutions, green energy products, power grid and microwave tubes, and related consumables; power conversion and RF and microwave components including green energy solutions; tubes for diagnostic imaging equipment; and customized display solutions. More than 55% of our products are manufactured in LaFox, Illinois, Marlborough, Massachusetts, or Donaueschingen, Germany, or by one of our manufacturing partners throughout the world. All of our partners manufacture to our strict specifications and per our supplier code of conduct. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific, and semiconductor markets. The Company's strategy is to provide specialized technical expertise and "engineered solutions" based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure.

On January 24, 2025, the Company sold a substantial portion of the assets of its Healthcare business to DirectMed Imaging, LLC ("DirectMed"), a Delaware limited liability company, and entered into an exclusive 10-year global supply agreement in which Richardson will supply DirectMed with repaired Siemens CT X-ray tubes. Additionally, the Company will continue manufacturing a limited quantity of ALTA CT X-ray tubes exclusively for DirectMed under a supply agreement. A description of this transaction, which resulted in a total loss of $5.1 million being recorded for the fiscal year ended May 31, 2025 is provided in Note 11, *Disposal of Healthcare Assets and Other Charges,* of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

Our fiscal year 2025 began on June 2, 2024 and ended on May 31, 2025, our fiscal year 2024 began on May 28, 2023 and ended on June 1, 2024 and our fiscal year 2023 began on May 29, 2022 and ended on May 27, 2023. Unless otherwise noted, all references to a particular year in this document shall mean the fiscal year for such period.

Government Regulations

We are subject to a variety of federal, state, local and foreign laws and regulatory requirements relating to our operations. These laws and regulations, which differ among jurisdictions, include, among others, those related to financial and other disclosures, accounting standards, privacy and data protection, cybersecurity, intellectual property, corporate governance, tax, trade, antitrust, employment, import/export, anti-corruption, and environmental regulatory compliance. Expenditures relating to such regulations are made in the ordinary course of our business and do not ordinarily represent material expenditures. Though we do not currently expect that compliance with such laws and regulations will require us to make material additional expenditures in the future, there is no assurance that existing or future laws and regulations applicable to our operations, products, and services will not have a material adverse effect on our business.

We are subject to a variety of data protection laws that change frequently and have requirements that vary from jurisdiction to jurisdiction. Specifically, we are subject to significant compliance obligations under privacy laws such as the General Data Protection Regulation in the European Union and an expanding list of comprehensive state privacy and/or cybersecurity laws in the United States. Failure to comply with these laws and regulations subjects us to potential regulatory enforcement activity, fines, private litigation including class actions, reputational impacts, and other costs. Our efforts to comply with privacy and data security laws and regulations complicate our operations and add to our costs.

We are also subject to various domestic and international export, trade and anti-corruption laws, such as the Arms Export Control Act, the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR"), anti-money laundering laws and regulations and the trade and trade sanctions laws and regulations administered by the Office of the United States Trade Representative and the United States Department of the Treasury's Office of Foreign Assets Control. Violations of these laws and regulations may result in severe criminal or civil sanctions and penalties.

Our operations also are subject to numerous laws and regulations governing the health and safety aspects of our operations, or otherwise relating to environmental protection. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of remedial or corrective action requirements, and the imposition of injunctions to prohibit certain activities or force future compliance.

Certain of the Company's products are manufactured in China and are imported into the United States. Our importation of products into the United States from China is subject to tariffs instituted and imposed from time to time by The Office of the United States Trade Representative. Management works with suppliers and customers to mitigate the impact of such tariffs on customer markets. Our sales and gross margins on certain products could be negatively impacted if we are unable to successfully pass through the additional cost of applicable tariffs, or if higher prices reduce demand for the Company's products.

For more information on risks related to the laws and regulations to which we are subject, see the relevant discussions throughout Item 1A, *Risk Factors* of this Annual Report on Form 10-K.

Geography

We currently have operations in the following major geographic regions: North America, Asia/Pacific, Europe and Latin America. Selected financial data attributable to each segment and geographic region for fiscal 2025, fiscal 2024 and fiscal 2023 is set forth in Note 12, *Segment and Geographic Information*, of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

Business Segments

The Company reports its financial performance on the operating and reportable segments defined as follows:

Power and Microwave Technologies ("PMT") combines our core engineered solutions capabilities, power grid and microwave tube business with new disruptive RF, Wireless and Power technologies. As a designer, manufacturer, technology partner and authorized distributor, PMT's strategy is to provide specialized technical expertise and engineered solutions based on our core engineering and manufacturing capabilities on a global basis. We provide solutions and add value through design-in support, systems integration, prototype design and manufacturing, testing, logistics and aftermarket technical service and repair - all through our existing global infrastructure. PMT's focus is on products for power, RF and microwave applications for customers in 5G, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. PMT focuses on various applications including broadcast transmission, CO_2 laser cutting, diagnostic imaging, dielectric and induction heating, high energy transfer, high voltage switching, plasma, power conversion, radar and radiation oncology. PMT also offers its customers technical services for both microwave and industrial equipment.

PMT represents leading manufacturers of electron tubes and RF, Microwave and power components used in semiconductor manufacturing equipment, RF and wireless and industrial power applications. Among the suppliers PMT supports are Amperex, CDE, CPI, Draloric, Eimac, General Electric, Hitachi, Jennings, L3, MACOM, National, NJRC, Ohmite, Qorvo, Thales, Toshiba and Vishay.

PMT's inventory levels reflect our commitment to maintaining an inventory of a broad range of products for customers who are buying products for the replacement of components used in critical equipment and designing in new technologies. PMT also sells a number of products representing trailing edge technology. While the market for these trailing edge technology products is declining, PMT is increasing its market share. PMT often buys products it knows it can sell ahead of any supplier price increases and extended lead times. As manufacturers for these products exit the business, PMT has the option to purchase a substantial portion of their remaining inventory.

PMT has distribution agreements with many of its suppliers; most of these agreements provide exclusive distribution rights that often include global coverage. The agreements are typically long term, and usually contain provisions permitting termination by either party if there are significant breaches that are not cured within a reasonable period. Although some of these agreements allow PMT to return inventory periodically, others do not, in which case PMT may have obsolete inventory that they cannot return to the supplier.

PMT's suppliers provide warranty coverage for the products and allow the return of defective products, including those returned to PMT by its customers. For information regarding the warranty reserves, see Note 4, *Significant Accounting Policies and Disclosures*, of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

In addition to third party products, we sell proprietary products principally under certain trade names we own including *Amperex®*, *Cetron®* and *National®*. Our proprietary products include thyratrons and rectifiers, power tubes, ignitrons, magnetrons, phototubes, microwave generators, Ultracapacitor modules and liquid crystal display monitors. The materials used in the manufacturing process consist of glass bulbs and tubing, nickel, stainless steel and other metals, plastic and metal bases, ceramics and a wide variety of fabricated metal components. These materials are generally readily available, but some components may require long lead times for production, and some materials are subject to shortages or price fluctuations based on supply and demand.

Green Energy Solutions ("GES") combines our key technology partners and engineered solutions capabilities to design and manufacture innovative products for the fast-growing energy storage market and power management applications. As a designer, manufacturer, technology partner and authorized distributor, GES's strategy is to provide specialized technical expertise and engineered solutions using our core design engineering and manufacturing capabilities on a global basis. We provide solutions and add value through design-in support, systems integration, prototype design and manufacturing, testing, logistics and aftermarket technical service and repair - all through our existing global infrastructure. GES's focus is on products for numerous green energy applications such as wind, solar, hydrogen and Electric Vehicles, and other power management applications that support green solutions such as synthetic diamond manufacturing.

Canvys provides customized display solutions serving the corporate enterprise, financial, healthcare, industrial and medical original equipment manufacturers markets. Our engineers design, manufacture, source and support a full spectrum of solutions to match the needs of our customers. We offer long-term availability and proven custom display solutions that include touch screens, protective panels, custom enclosures, All-In-One computers, specialized cabinet finishes and application specific software packages and certification services. We partner with both private label manufacturing companies and leading branded hardware vendors to offer the highest quality display and touch solutions and customized computing platforms.

We have long-standing relationships with key component and finished goods manufacturers and several key ISO 9001 and ISO 13485 certified Asian display manufacturers that manufacture products to our specifications. We believe supplier relationships, combined with our engineering design and manufacturing capabilities and private label partnerships, allow us to maintain a well-balanced and technologically advanced offering of customer specific display solutions.

Healthcare manufactures, repairs, refurbishes and distributes high value replacement parts and equipment for the healthcare market including hospitals, medical centers, asset management companies, independent service organizations and multi-vendor service providers. Products include diagnostic imaging replacement parts for CT and MRI systems; replacement CT and MRI tubes; CT service training; MRI and RF amplifiers; hydrogen thyratrons, klystrons, magnetrons; flat panel detector upgrades; pre-owned CT systems; and additional replacement solutions currently under development for the diagnostic imaging service market. Through a combination of newly developed products and partnerships, service offerings and training programs, we believe we can help our customers improve efficiency while lowering the cost of healthcare delivery. After the January 2025 sale of certain assets to DirectMed, the Company manufactures and repairs CT tubes and sells them exclusively to DirectMed under a supply agreement.

Sales and Product Management

We have employees, as well as authorized representatives who are not our employees, selling our products primarily in regions where we do not have a direct sales presence.

We offer various credit terms to qualifying customers as well as cash in advance and credit card terms. We establish credit limits for each customer and routinely review delinquent and aging accounts.

Distribution

We maintain over 100,000 part numbers in our product inventory database and we estimate that more than 90% of orders received by 6:00 p.m. local time are shipped complete the same day for in-stock product. Customers can access our products on our websites, www.rell.com, www.canvys.com, www.rellpower.com, www.relltubes.com and www.rellaser.com, through electronic data interchange, or by telephone. Customer orders are processed by our regional sales offices and supported primarily by one of our distribution facilities in LaFox, Illinois; Amsterdam, Netherlands; Marlborough, Massachusetts; Donaueschingen, Germany; or Singapore, Singapore. We also have satellite warehouses in Sao Paulo, Brazil; Shanghai, China; Bangkok, Thailand; and Hook, United Kingdom. Our data processing network provides on-line, real-time interconnection of all sales offices and central distribution operations, 24 hours per day, seven days per week. Information on stock availability, pricing in local currency, cross-reference information, customers and market analyses are obtainable throughout the entire distribution network. The content of our websites is not deemed to be incorporated by reference in this report filed with the Securities and Exchange Commission.

International Sales

During fiscal 2025, we made approximately 56% of our sales outside the United States. We continue to pursue new international sales to further expand our geographic reach.

Major Customers

No single customer accounted for more than 10 percent of the Company's consolidated net sales for fiscal 2025 and fiscal 2024. Sales to one customer in our PMT segment totaled $31.2 million, which accounted for 12 percent of the Company's consolidated net sales in fiscal 2023. See Note 12, *Segment and Geographic Information*, of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further information on our customer concentration.

Human Capital

Recruitment & Staffing

The Company's key human capital management objectives are to hire, retain and develop the talent for the execution of the Company's strategy. Our talent needs include highly skilled technical, management and sales personnel. Key attributes of our personnel include: customer focus, integrity, continuous improvement and a results-driven mindset. The skills, experience and industry knowledge of our employees significantly benefit our operations and performance. Competition for such personnel is intense and the salary, benefits and other costs to employ the right personnel may impact our results and performance.

The Company offers employees a competitive compensation program, designed to recognize and reward both individual and company performance through base pay, variable compensation programs, and health, well-being and retirement programs to meet the needs of our employees.

Employees

As of May 31, 2025, we employed 431 individuals, 396 of whom were employed on a full-time basis and 35 of whom were employed on a part-time basis. Of these, 272 full-time and 16 part-time employees were in the United States and 124 full-time and 19 part-time employees were located internationally. All our employees are non-union.

Culture

We are an international company with offices and personnel located around the world. We understand, respect, and value the similarities as well as the differences of our employees. Our human capital is a critical asset that enables us to serve and support our global customer base. Our effectiveness in maximizing the talents of people of different backgrounds, experiences, and perspectives is key to our continued global success. Fostering, cultivating, and preserving a positive work culture is a key priority for the Company. We seek to embrace and encourage the individual characteristics that make our employees unique.

Website Access to SEC Reports

We maintain an Internet website at www.rell.com. Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 are accessible through our website, free of charge, as soon as reasonably practicable after these reports are filed electronically with the Securities and Exchange Commission ("SEC"). Interactive Data Files pursuant to Rule 405 of Regulation S-T, of these filing dates, formatted in Extensible Business Reporting Language ("XBRL") are accessible as well. To access these reports, go to our website at www.rell.com. Information relating to our corporate governance, including our Code of Conduct (including any related amendments or waivers) and information concerning our executive officers, directors and committees of the Board (including committee charters) is also available on our website. The foregoing information regarding our website is provided for convenience and the content of our website is not deemed to be incorporated by reference in this report filed with the SEC. Additionally, the SEC maintains an internet site through which our reports, proxy and information statements and our other SEC filings can be located; the address of that site is http://www.sec.gov.

ITEM 1A. Risk Factors

Investors should carefully consider the following risk factors in addition to the other information included and incorporated by reference in this Annual Report on Form 10-K that we believe are applicable to our businesses and the industries in which we operate. While we believe we have identified the key risk factors affecting our businesses, there may be additional risks and uncertainties that are not presently known or that are not currently believed to be significant that may adversely affect our results of operations.

Business and Operational Risks

We may not achieve our plan for sales growth and margin targets.

We have established both margin and expense targets to grow our sales with new and existing customers. If we do not achieve our growth objectives, the complexity of our global infrastructure makes it difficult to leverage our fixed cost structure to align with the size of our operations. Factors that could have a significant effect on our ability to achieve these goals include the following:

- Failure to achieve our sales and margin growth objectives in our product lines and business units;
- Failure to implement or properly execute our growth strategies, including failures to identify, consummate and successfully integrate acquisitions and/or other opportunities to diversify, extend and expand our business;
- Declining gross margin reflecting competitive pricing pressures or product mix; and
- Limitations on our ability to leverage our support-function cost structure while maintaining an adequate structure to achieve our growth objectives.

We have historically incurred significant charges for inventory obsolescence and may incur similar charges in the future.

We maintain significant inventories in an effort to ensure that customers have a reliable source of supply. Our products generally support industrial machinery powered by tube technology. As technology evolves and companies replace their capital equipment, the market for our products potentially declines. In addition, the market for many of our other products changes rapidly resulting from the development of new technologies, evolving industry standards, frequent new product introductions by some of our suppliers and changing end-user demand, which can contribute to the decline in value or obsolescence of our inventory. We do not have many long-term supply contracts with our customers. If we fail to anticipate the changing needs of our customers or we do not accurately forecast customer demand, our customers may not place orders with us, and we may accumulate significant inventories of products that we may be unable to sell or return to our vendors. This may result in a decline in the value of our inventory.

We face competitive pressures that could have a material adverse effect on our business.

Our overall competitive position depends on a number of factors including price, engineering capability, vendor representation, product diversity, lead times and the level of customer service. There are very few vacuum tube competitors in the markets we serve. There are also a limited number of Chinese manufacturers whose ability to produce vacuum tubes has progressed over the past several years. The most significant competitive risk comes from technical obsolescence. Our Canvys business faces many competitors in the markets we serve. Increased competition may result in price reductions, reduced margins or a loss of market share, any of which could materially and adversely affect our business, operating results and financial condition. As we expand our business and pursue our growth initiatives, we may encounter increased competition from current and/or new competitors. Our failure to maintain and enhance our competitive position could have a material adverse effect on our business.

We are dependent on a limited number of vendors to supply us with essential products.

The products we supply are currently produced by a relatively small number of manufacturers. During fiscal 2025, two of our suppliers each represented more than 10% of our total cost of sales. Our success depends, in large part, on maintaining current vendor relationships and developing new relationships. To the extent that our significant suppliers are unwilling or unable to continue to do business with us, extend lead times, limit supplies due to capacity constraints or other factors, there could be a material adverse effect on our business.

Disruptions to our supply chain could adversely impact our business.

Material disruptions to our supply chains, including changes in our relationships with suppliers, shortages in availability of materials, production delays, regulatory restrictions, public health crises, or other supply chain disruptions, whether due to our suppliers or customers, could have a material adverse effect on our operations and results. Increases in the costs of supplies could result in manufacturing interruptions, delays, inefficiencies or our inability to market products. In addition, our profit margins would decrease if the prices of purchased raw materials, component parts or finished goods increase and we are unable to pass on those increases to our customers. Supply chain disruptions may be exacerbated by other events and conditions, including conflicts in Europe and the Middle East, which could continue to adversely affect our ability to receive goods on a timely basis and increase our material costs. Short-term or sustained increases in market demand may exceed our suppliers' production capacity or otherwise strain our supply chain. Our failure, or our suppliers' failure, to meet the demand for raw materials and components could adversely affect our business and results of operations. Further disruptions to the supply chain because of other global or domestic events could materially adversely impact our operations and business. While we actively monitor and take steps to mitigate supply chain risk, there can be no assurance that our mitigation plans will prevent disruptions that may arise from shortages of materials that we use in the production of our products.

We rely heavily on information technology systems that, if not properly functioning, could materially adversely affect our business.

We rely on our information technology systems to process, analyze and manage data to facilitate the purchase, manufacture, and distribution of our products, as well as to receive, process, bill and ship orders on a timely basis. A significant disruption or failure in the design, operation, security or support of our information technology systems could significantly disrupt our business.

Our information technology systems are subject to the threat of cyber attacks, security breaches, computer hacking, as well as other damage, disruptions or shutdowns. Experienced computer programmers and hackers may be able to penetrate our security controls and misappropriate or compromise sensitive personal, proprietary or confidential information, create system disruptions or cause shutdowns. They also may be able to develop and deploy viruses, worms and other malicious software programs that attack our systems or otherwise exploit any security vulnerabilities. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information in order to gain access to our customers' data or our data, including our intellectual property and other confidential business information, employee information or our information technology systems. Our systems and the data stored on those systems may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors or other similar events that could negatively affect our systems and its data, as well as the data of our business partners. Further, third parties, such as hosted solution providers, that provide services to us, could also be a source of security risk in the event of a failure of their own security systems and infrastructure.

The Company maintains various information technology protections designed to detect and reduce the likelihood of cybersecurity incidents, although there can be no assurance that our protections will be successful. The Company also regularly evaluates its protections against cybersecurity incidents, including in response to specific threats and as part of the Company's information security program. There can be no assurance, however, that the Company will be able to prevent or remediate all future cybersecurity incidents or that the cost associated with responding to any such incident or impact of such incident will not be significant or material. Further, our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential suppliers or customers. In addition, breaches of our security measures and the unauthorized dissemination of sensitive personal, proprietary or confidential information about us, our business partners or other third parties could expose us to significant potential liability and reputational harm. As threats related to cyber attacks develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our profitability. As a global enterprise, we could also be negatively impacted by existing and proposed laws and regulations, as well as government policies and practices related to cybersecurity, privacy, data localization and data protection.

Our products may be found to be defective, or our services performed may result in equipment or product damage and, as a result, warranty and/or product liability claims may be asserted against us.

We sell many of our components at prices that are significantly lower than the cost of the equipment or other goods in which they are incorporated. Because a defect or failure in a product could give rise to failures in the equipment that incorporates them, we may face claims for damages that are disproportionate to the revenues and profits we receive from the components involved in the claims. While we typically have provisions in our agreements with our suppliers that hold the supplier accountable for defective products, and we and our suppliers generally exclude consequential damages in our standard terms and conditions, our ability to avoid such liabilities may be limited as a result of various factors, including the inability to exclude such damages due to the laws of some of the countries where we do business. Our business could be adversely affected as a result of significant quality or performance issues in the components sold by us if we are required to pay for the damages. Although we have product liability insurance, such insurance is limited in coverage and amount.

Substantial defaults by our customers on our accounts receivable or the loss of significant customers could have a significant negative impact on our business.

We extend credit to our customers. The failure of a significant customer or a significant group of customers to timely pay all amounts due could have a material adverse effect on our financial condition and results of operations. The extension of credit involves considerable judgment and is based on management's evaluation of factors that include such things as a customer's financial condition, payment history and the availability of collateral to secure customers' receivables. The risks associated with extending credit to our customers could be exacerbated by economic weakness and market disruption.

Failure to successfully implement our growth initiatives, or failure to realize the benefits expected from these initiatives if implemented, may create ongoing operating losses or otherwise adversely affect our business, operating results and financial condition.

Our growth strategy focuses on expanding our Green Energy Solutions and our power conversion businesses. We may be unable to implement our growth initiatives or strategic priorities or reach profitability in the near future or at all, due to many factors, including factors outside of our control. We also cannot be certain that executing our strategy will generate the benefits we expect. If we fail to execute successfully on our strategic priorities, if we pursue strategic priorities that prove to be unsuccessful, or if our investments in these growth initiatives do not yield anticipated returns for any reason, our business, financial position, results of operations and cash flows may be materially and adversely affected.

There are various risks that may prevent the Company from realizing the anticipated benefits of the IMES Sale.

In January 2025, we entered into an Asset Purchase Agreement with DirectMed. Pursuant to the terms and subject to the conditions of the Purchase Agreement, Buyer purchased assets of the Company used in the operation of its International Medical Equipment and Service (IMES) business as well as ALTA tube and related inventory (the "IMES Sale"). There are various risks that may prevent the Company from realizing the anticipated benefits of the IMES Sale: the expected cost savings or operational efficiencies from the IMES Sale may not be fully realized, which may affect our financial performance; the continued integration of our operations after the IMES Sale may be more complex than initially anticipated, which may affect our business operations and reduce synergies across our business units; the value of our remaining assets or our ability to deploy proceeds from the IMES Sale could be negatively impacted by adverse economic conditions or market volatility or uncertainty following the transaction.

We may not be successful in identifying, consummating and integrating future acquisitions, if any.

We may not be able to identify attractive acquisition candidates or complete the acquisition of identified candidates at favorable prices and upon advantageous terms. Also, acquisitions are accompanied by risks, such as potential exposure to unknown liabilities and the possible loss of key employees and customers of the acquired business. In addition, we may not obtain the expected benefits or cost savings from acquisitions. Acquisitions are subject to risks associated with financing the acquisition, and integrating the operations, personnel and systems of the acquired businesses. If any of these risks materialize, they may result in disruptions to our business and the diversion of management time and attention, which could increase the costs of operating our existing or acquired businesses or negate the expected benefits of the acquisitions.

Economic weakness and uncertainty and other challenges could adversely affect our revenues and gross margins.

Our revenues and gross profit margins depend significantly on global economic conditions, the demand for our products and services and the financial condition of our customers. Economic weakness and uncertainty have resulted in the past, and may result in the future, in decreased revenues and gross profit margins. Economic uncertainty also makes it more difficult for us to forecast overall supply and demand with a great deal of confidence. Financial turmoil affecting the banking system and financial markets could result in tighter credit markets and lower levels of liquidity in some financial markets. The effects of a tightened credit environment could include the insolvency of key vendors or their inability to obtain credit to finance development and/or manufacture products resulting in product delays as well as the inability of customers to obtain credit to finance operations and/or customer insolvencies. Spending and the timing thereof by our customers may have a significant impact on our results and, where such spending is delayed or canceled, it could have a material negative impact on our operating results. Current global economic conditions remain uncertain and challenging. Weakness in the markets in which we operate could negatively impact our revenue and operating expenses, and consequently have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will continue recovery in the near future; nor is there any assurance that worldwide economic volatility will not continue or worsen.

Further, challenges in the supply chain and disruptions in our logistics capability could further negatively impact our gross profit margins. See the business and operational risk factors: We are dependent on a limited number of vendors to supply us with essential products, Disruptions to the supply chain could adversely impact our business and Major disruptions to our logistics capability or to the operations of our key vendors or customers could have a material adverse impact on our operations.

Prolonged periods of inflation could increase costs, have an adverse effect on general economic conditions and impact consumer spending, which could impact our profitability and have a material adverse effect on our business and results of operations.

Rising levels of inflation continue to impact the markets in which we operate. If the inflation rate continues to increase, it can also push up the costs of labor and other expenses. If our revenues do not increase at the rate of inflation, we may not be able to maintain the same level of profitability. Inflation and government efforts to combat inflation, such as raising the benchmark interest rate, could increase market volatility and have an adverse effect on the financial market and general economic conditions. Such adverse conditions could negatively impact demand for our products, which could adversely affect our profitability, results of operations and cash flow.

Our business and results of operations are subject to a broad range of uncertainties arising out of world and domestic events.

Our operations could be adversely affected by uncertain conditions in global or regional economies, including conflict (such as ongoing conflict in Europe and the Middle East), higher inflation or interest rates, recession, natural disasters, impacts of and issues related to climate change, business disruptions, and our ability to adequately staff operations. Any future economic declines may result in decreased revenue, gross margins, earnings or growth rates or difficulty in managing inventory levels or collecting customer receivables. We also have experienced, and expect to continue to experience, increased competitive pricing pressure, raw material inflation and availability issues resulting in difficulties meeting customer demand. In addition, customer difficulties in the future could result from economic uncertainty or the deterioration of conditions in markets in which we operate, the cyclical nature of their respective businesses, such as in the oil and gas industry, or otherwise and, in turn, result in decreases in product demand, increases in bad debt write-offs, decreases in timely collection of accounts receivable and adjustments to our allowance for credit losses, resulting in material reductions to our revenues and net earnings.

Major disruptions to our logistics capability or to the operations of our key vendors or customers could have a material adverse impact on our operations.

We operate our global logistics services through specialized and centralized distribution centers. We depend on third party transportation service providers for the delivery of products to our customers. A major interruption or disruption in service at any of our distribution centers, or a disruption at the operations of any of our significant vendors or customers or transportation service providers, for any reason, including reasons beyond our control (such as natural disasters, pandemics or other health crises, work stoppages, power loss, cyber attacks, incidents of terrorism or other significant disruptions of services from our third party providers) could cause cancellations or delays in a significant number of shipments to customers and, as a result, could have a severe impact on our business, operations and financial performance. Further, challenges within global logistics networks, including shortages of shipping containers, international port congestion, trucking shortages and freight capacity constraints have resulted in delays in receiving key manufacturing components and increased order backlogs and transportation costs. Such logistical disruption may cause us to incur higher costs and may also result in longer lead times for our customers. Uncertainties related to the magnitude and duration of global supply chain disruptions have adversely affected, and may continue to adversely affect, our business. If we are unable to recover a substantial portion of the increase in material and transportation costs from our customers through price adjustments and/or surcharges, our business or results of operations could be adversely affected. We may also experience an increase in order cancellations if any such pricing actions are not accepted by our customers.

Risks Related to International Operations

International operations represent a significant percentage of our business and present a variety of risks that could impact our results.

Because we source and sell our products worldwide, our business is subject to risks associated with doing business internationally. These risks include the costs and difficulties of managing foreign entities, limitations on the repatriation and investment of funds, cultural differences that affect customer preferences and business practices, unstable political or economic conditions, geopolitical risks and demand or supply reactions from events that could include political crises and conflict (including in Europe and the Middle East), war, a major terrorist attack, natural disasters, actual or threatened public health emergencies, trade protection measures and import or export licensing requirements, monetary policy, inflation, economic growth, recession, commodity prices, currency volatility, currency controls, and changes in tax laws.

We also face exposure to fluctuations in foreign currency exchange rates because we conduct business outside of the United States. Price increases caused by currency exchange rate fluctuations may make our products less competitive or may have an adverse effect on our margins. Our international revenues and expenses generally are derived from sales and operations in currencies other than the U.S. dollar. Accordingly, when the U.S. dollar strengthens in relation to the base currencies of the countries in which we sell our products, our U.S. dollar reported net revenue and income would decrease. We currently do not engage in any currency hedging transactions. We cannot predict whether foreign currency exchange risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future. Further, global economic conditions may cause volatility and disruptions in the capital and credit markets. Negative or uncertain financial and macroeconomic conditions may have a significant adverse impact on our sales, profitability and results of operations.

Certain of our products are subject to tariffs.

Certain of the Company's products are manufactured in China and are imported into the United States. Our importation of products into the United States from China is subject to tariffs instituted and imposed from time to time by The Office of the United States Trade Representative. Management works with suppliers and customers to mitigate the impact of such tariffs on customer markets. Our sales and gross margins on certain products could be negatively impacted if we are unable to successfully pass through the additional cost of applicable tariffs, or if higher prices reduce demand for the Company's products.

Financial Risks

Incurring indebtedness and restrictive covenants under our credit facility could limit our operational and financial flexibility.

We may incur indebtedness in the future under our credit facility with PNC Bank N.A. Our ability to make interest and scheduled principal payments on any such indebtedness and operate within restrictive covenants could be adversely impacted by changes in the availability, terms and cost of capital, changes in interest rates or changes in our credit ratings or our outlook. These changes could increase our cost of business, limiting our ability to pursue acquisition opportunities, react to market conditions and meet operational and capital needs, thereby placing us at a competitive disadvantage.

Legal and Regulatory Risks

We may be subject to claims relating to intellectual property rights which are costly to defend, could require payment of damages or licensing fees, and/or could limit our ability to use certain technologies in the future.

Substantial litigation and threats of litigation regarding intellectual property rights exist in the display systems and electronics industries. From time to time, third parties, including certain companies in the business of acquiring patents with the intention of aggressively seeking licensing revenue from purported infringers, have asserted and may in the future assert patent and/or other intellectual property rights to technologies that are important to our business. In any dispute involving products that we have sold, our customers could also become the target of litigation. We are obligated in many instances to indemnify and defend our customers if the products we sell are alleged to infringe any third party's intellectual property rights. In some cases, depending on the nature of the claim, we may be able to seek indemnification from our suppliers for ourselves and our customers against such claims, but there is no assurance that we will be successful in obtaining such indemnification or that we are fully protected against such claims. Any infringement claim brought against us, regardless of the duration, outcome or size of damage award, could result in substantial cost, divert our management's attention, be time consuming to defend, result in significant damage awards, cause product shipment delays, or require us to enter into royalty or other licensing agreements. See Note 13, *Risks and Uncertainties*, of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further information regarding specific legal matters related to our patents.

Additionally, if an infringement claim is successful, we may be required to pay damages or seek royalty or license arrangements which may not be available on commercially reasonable terms. The payment of any such damages or royalties may significantly increase our operating expenses and harm our operating results and financial condition. Also, royalty or license arrangements may not be available at all. We may have to stop selling certain products or certain technologies, which could affect our ability to compete effectively.

These potential lawsuits, with or without merit, may divert management's attention, and we may incur significant expenses in our defense. In addition, we may be required to pay damages or settlements, become subject to injunctions or other equitable remedies, or determine to abandon certain lines of business, that may cause a material adverse effect on our results of operations, financial position and cash flows.

We may incur substantial operational costs or be required to change our business practices to comply with data privacy and data protection laws and regulations around the world.

We are subject to many privacy and data protection laws and regulations in various jurisdictions, which continue to evolve rapidly. The EU's General Data Protection Regulation ("GDPR") includes operational requirements for companies that receive or process personal data of residents of the European Union, including more robust documentation requirements for data protection compliance programs. Specifically, the GDPR imposes numerous privacy-related requirements for companies operating in the EU, including greater control for data subjects, increased data portability for EU consumers and data breach notification requirements.

Complying with the GDPR may cause us to incur substantial operational costs or require us to change our business practices in ways that we cannot currently predict. Despite our efforts to bring our practices into compliance with the GDPR, we may not be successful. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects or others. Fines of up to 20 million euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, may be imposed for violations of certain of the GDPR's requirements.

In addition, several other jurisdictions in the U.S. and around the world have enacted privacy laws or regulations similar to GDPR. For instance, California enacted the California Consumer Privacy Act ("CCPA"), effective January 1, 2020, which gives consumers many of the same rights as those available under GDPR. Several laws similar to the CCPA have been proposed in the United States at both the federal and state level. The effects of, and costs incurred in connection with complying with, the GDPR, the CCPA and other data privacy laws and regulations may be significant and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Any actual or perceived failures to comply with the GDPR, the CCPA or other data privacy laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims and proceedings by governmental entities and private parties, damages for contract breach, and other significant costs, penalties and other liabilities, as well as harm to our reputation and market position.

Our international sales and operations are subject to applicable laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect our operations.

We are subject to applicable export control laws and regulations of the United States and other countries. United States laws and regulations applicable to us include the Arms Export Control Act, the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR"), anti-money laundering laws and regulations and the trade and trade sanctions laws and regulations administered by the Office of the United States Trade Representative and the United States Department of the Treasury's Office of Foreign Assets Control. The import and export of our products are subject to international trade agreements, the modification or repeal of which could impact our business. The U.S. government agencies responsible for administering EAR and ITAR have significant discretion in the interpretation and enforcement of these regulations. Violations of these laws or regulations could result in significant additional sanctions including fines, more onerous compliance requirements, more extensive debarments from export privileges, loss of authorizations needed to conduct aspects of our international business and criminal penalties and may harm our ability to enter contracts with customers who have contracts with the U.S. government. A violation of the laws or the regulations enumerated above could materially adversely affect our business, reputation, financial condition and results of operations.

Significant Tariffs and Other Trade Measures Could Adversely Affect Our Business, Results of Operations, Financial Position and Cash Flows.

The Company's operations subject it to tariffs and other trade protection measures. The U.S. administration has instituted certain changes, and may make additional changes, in trade policies that include the negotiation or termination of trade agreements, higher tariffs on imports into the U.S., and other measures affecting trade between the U.S. and other countries from which the Company imports. Due in part to these measures, some countries are changing their trade policies relating to goods imported from the U.S. These global trade disruptions and geopolitical tensions, together with any related downturns in the global economy, could dampen customer demand, increase market volatility, and impact currency exchange rates, all of which could materially and adversely affect the Company's financial performance.

The impact of these changes in trade policies will depend on various factors, including (i) when trade measures are implemented, (ii) the ultimate amount, scope, nature, and duration of tariffs and other trade measures, and (iii) the extent to which the Company can mitigate impacts and pass on any increased costs associated with these changes. In addition, the impact of trade disruptions on general economic conditions and demand for electronic components is difficult to predict.

The recent tariff modifications did not materially impact our fiscal 2025 results. However, it is possible that further tariffs may be imposed on imports of our products, including by other countries, or that our business will be impacted by changing trade relations among countries. This may cause us to raise prices or make changes to our operations, any of which could adversely impact demand for our products, our costs, customers, suppliers and/or the United States economy or certain sectors thereof and, thus, to adversely impact our businesses and results of operations. Given the evolving nature of trade relations, the impact on our operations and results is uncertain and could be significant. We can provide no assurance that any strategies we implement to mitigate the impact of such tariffs or other trade actions will be successful. To the extent that our supply chain, costs, sales or profitability are negatively affected by the tariffs or other trade actions, our business, financial condition and results of operations may be materially adversely affected.

Ownership Risks

A single stockholder controls a majority of the Company's voting stock.

As of July 28, 2025, Edward J. Richardson, our Chairman, Chief Executive Officer and President, beneficially owned approximately 98% of the outstanding shares of our Class B common stock, representing approximately 61% of the voting power of the outstanding common stock. This share ownership permits Mr. Richardson to exert control over the outcome of stockholder votes, including votes concerning the election of directors, by-law amendments, possible mergers, corporate control contests and other significant corporate transactions.

General Risk Factors

Failure to attract and retain key skilled personnel could hurt our operations.

Our success depends to a large extent upon the continued services of key management personnel, particularly Mr. Richardson. While we have employment contracts in place with several of our executive officers, we nevertheless cannot be assured that we will retain our key employees and the loss of service of any of these officers or key management personnel could have a material adverse effect on our business growth and operating results.

Our future success will require an ability to hire and retain qualified employees. Competition for such key personnel is intense and we cannot be assured that we will be successful in attracting and retaining such personnel. We cannot make assurances that key personnel will not depart in the future. Changes in the cost of providing employee benefits in order to attract and retain personnel, including changes in health care costs, could lead to increased costs in any of our operations.

If we fail to maintain an effective system of internal controls or discover material weaknesses in our internal controls over financial reporting, we may not be able to detect fraud or report our financial results accurately or timely.

An effective internal control environment is necessary for us to produce reliable financial reports and is an important part of our effort to prevent financial fraud. We are required to periodically evaluate the effectiveness of the design and operation of our internal controls over financial reporting. Based on these evaluations, we may conclude that enhancements, modifications or changes to internal controls are necessary or desirable. While management evaluates the effectiveness of our internal controls on a regular basis, these controls may not always be effective. There are inherent limitations on the effectiveness of internal controls, including fraud, collusion, management override and failure in human judgment. In addition, control procedures are designed to reduce rather than eliminate business risks.

If we fail to maintain an effective system of internal controls, or if management or our independent registered public accounting firm discovers material weaknesses in our internal controls, we may be unable to produce reliable financial reports or prevent fraud. In addition, we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or NASDAQ. Any such actions could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If we are deemed to be an investment company, we will be required to meet burdensome compliance requirements and restrictions on our activities.

We have had significant cash and investments. If we are deemed to be an "investment company" as defined under the Investment Company Act of 1940 (the "Investment Company Act"), the nature of our investments may be subject to various restrictions. We do not believe that our principal activities subject us to the Investment Company Act. If we are deemed to be subject to the Investment Company Act, compliance with required additional regulatory burdens would increase our operating expenses.

Our stock price may be volatile.

Our stock price has fluctuated in the past and may experience declines in the future as a result of the volatile nature of the stock market, developments in our business and/or factors outside of our control including certain of the risk factors discussed in this report. Many factors may cause the market price for our common stock to change, including: (i) our operating results as compared to investors' expectations in any period, (ii) market perceptions concerning our future earnings prospects, (iii) adverse changes in general market conditions or economic trends and (iv) changes or events in our industry or the world, such as market reactions to public health issues, natural disasters, changes in global, national, or regional economies, inflation, governmental policies, political unrest, military action and armed conflicts (in Europe and the Middle East), terrorist activities, political and social turmoil, civil unrest and other crises.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 1C. Cybersecurity

Risk Management and Strategy

We are focused on the growing threat of cybersecurity risks we face in today's global business environment and have identified cybersecurity as an important enterprise risk. Our cybersecurity risk management program is part of our overall enterprise risk management program, and focuses on identifying, assessing, managing, and remediating material risks from cybersecurity incidents. We rely on risk-based security controls, including access limitations and contractual requirements on third-party service providers, as part of our overall approach of protecting the integrity, availability and confidentiality of our important systems and information. We have an established incident response plan ("IRP") to respond to cyber incidents.

The Company follows the U.S. National Institute of Standards and Technology ("NIST") Cyber Security Framework to structure protocols for identifying, assessing and managing cybersecurity risks. In accordance with NIST guidance, we maintain documented information security policies and standards to protect operations, assets, data and services and to defend against, respond to and recover from potential cyber attacks.

These policies and standards include both preventive measures and reactive processes. Preventive measures include, but are not limited to, protective and detective cybersecurity systems, security monitoring, threat hunting and mandatory, enterprise-wide employee training. Our reactive processes are captured primarily by the IRP, which is comprised of an evolving set of procedures developed by cross-functional experts, and external consultants, who draw upon technical proficiency and learnings from past experiences. All these procedures and practices are tailored to our technology environment and are refined iteratively. Further, we have an information risk management program that includes a vendor risk assessment process, whereby we systematically oversee and identify risks from cybersecurity threats related to its use of third-party service providers.

The IRP is executed by an Incident Response Team ("IRT"), led by our Information Systems Director. The exact composition of the IRT varies depending on the severity and potential impact of an incident and will typically include internal IT professionals and stakeholders across corporate and business functions. The team collaborates with internal experts and may engage external resources to assess and contain a threat if deemed necessary. Such external resources may potentially include forensic investigation and response firms, law firms, forensic accountants, and consultants who are on retainer contracts for expedited availability.

While cybersecurity threats remain a risk to the Company's business operations, our risk mitigation strategies have been effective to date. Accordingly, no such threats have materially affected our business strategy, results of operations or our financial condition in the past three fiscal years. Despite our cybersecurity policies and practices, we may not be successful in preventing or mitigating a cybersecurity incident resulting in a material adverse effect. For more information regarding how cybersecurity threats could materially affect our business strategy, results of operations or financial condition, see the business and operational risk factor: We rely heavily on information technology systems that, if not properly functioning, could materially adversely affect our business in Item 1A, *Risk Factors*.

Governance

Our Board of Directors has overall responsibility for enterprise risk management and has delegated the oversight of cybersecurity risks to the Audit Committee. The Company's Chief Financial Officer ("CFO") immediately updates the Audit Committee on any significant cybersecurity incident and/or threat that may require an 8-K filing. Furthermore, the CFO reports quarterly to the Audit Committee on any significant cybersecurity incidents, threats, mitigation strategies and controls at each Audit Committee meeting. The Audit Committee then updates the full board on significant matters raised and discussed during these sessions. These updates include the following:

- Recent cyber risks and cybersecurity developments
- Cyber risk governance
- Assessments by third-party experts
- Key cyber risk metrics
- Projects and initiatives

The Audit Committee delegates day-to-day management of cybersecurity risks to the Company's senior management, which includes our CFO, who reports directly to the Chief Executive Officer. Our CFO leads a team of dedicated professionals who are responsible for a wide range of risk assessment and management and leads specialized teams of internal and external experts focusing on distinct categories of threats.

ITEM 2. Properties

The Company owns one facility and leases 24 facilities. We own our corporate facility and largest distribution center, which is located on approximately 100 acres in LaFox, Illinois and consists of approximately 224,000 square feet of manufacturing, warehouse and office space. We maintain geographically diverse facilities because we believe this provides value to our customers and suppliers, and limits market risk and exchange rate exposure. We believe our properties are well maintained and adequate for our present needs. The extent of utilization varies from property to property and from time to time during the year.

Our facility locations, their primary use and segments served are as follows:

Location	Leased/ Owned	Use	Segment
LaFox, IL*	Owned	Corporate/Sales/Distribution/ Manufacturing	PMT/Canvys/ GES/Healthcare
Woodland Hills, CA	Leased	Sales	PMT
Marlborough, MA	Leased	Sales/Distribution	Canvys
Sao Paulo, Brazil	Leased	Sales/Distribution	PMT
Beijing, China	Leased	Sales	PMT
Nanjing, China	Leased	Sales	PMT
Shanghai, China	Leased	Sales/Distribution	PMT
Shenzhen, China	Leased	Sales	PMT
Brive, France	Leased	Sales	PMT
Paris, France	Leased	Sales	PMT
Donaueschingen, Germany	Leased	Sales/Distribution/Manufacturing	Canvys
Puchheim, Germany	Leased	Sales	PMT
Mumbai, India	Leased	Sales	PMT
Florence, Italy	Leased	Sales	PMT
Milan, Italy	Leased	Sales	PMT
Tokyo, Japan	Leased	Sales	PMT
Mexico City, Mexico	Leased	Sales	PMT
Amsterdam, Netherlands	Leased	Sales/Distribution/Manufacturing	PMT
Singapore, Singapore	Leased	Sales/Distribution	PMT
Seoul, South Korea	Leased	Sales	PMT
Taipei, Taiwan	Leased	Sales	PMT/Canvys
Bangkok, Thailand	Leased	Sales/Distribution	PMT
Dubai, United Arab Emirates	Leased	Sales/Testing	PMT
Hook, United Kingdom	Leased	Sales/Distribution/Testing/Repair	PMT
Lincoln, United Kingdom	Leased	Sales	PMT/Canvys

* LaFox, Illinois is also the location of our corporate headquarters.

ITEM 3. Legal Proceedings

None.

ITEM 4. Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Unregistered Sales of Equity Securities

There were no sales of unregistered equity securities in fiscal 2025.

Share Repurchases

There were no share repurchases in fiscal 2025.

Dividends

Our quarterly dividend was $0.06 per common share and $0.054 per Class B common share during fiscal 2025. Annual dividend payments were approximately $3.4 million for fiscal 2025 and $3.4 million for fiscal 2024. All future payments of dividends are at the discretion of the Board of Directors. Dividend payments will depend on earnings, capital requirements, operating conditions and such other factors that the Board may deem relevant.

Common Stock Information

Our common stock is traded on the NASDAQ Global Select Market ("NASDAQ") under the trading symbol ("RELL"). There is no established public trading market for our Class B common stock. As of July 28, 2025, there were approximately 387 stockholders of record for the common stock and approximately 13 stockholders of record for the Class B common stock.

The Company joined the Russell 3000® Index in 2023. Membership in the U.S. all-cap Russell 3000® Index includes the Company in the large-cap Russell 1000® Index and the small-cap Russell 2000® Index.

Performance Graph

The performance of our common stock is compared with the performance of the NASDAQ Composite Index and the Russell Microcap Technology Index for the fiscal years 2021 to 2025. The following graph assumes $100 invested on the last day of our fiscal year 2020, in our common stock, the NASDAQ Composite Index and the Russell Microcap Technology Index. Total return indices reflect reinvestment of dividends at the closing stock prices at the date of the dividend declaration.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Richardson Electronics, Ltd., the NASDAQ Composite Index
and the Russell MicroCap Technology Index

—☐— Richardson Electronics, Ltd.   ----△---- NASDAQ Composite   – -⊖- - Russell MicroCap Technology

*$100 invested on 5/30/20 in stock or index, including reinvestment of dividends.
Fiscal year ending May 31.

Copyright© 2025 Russell Investment Group. All rights reserved.

ITEM 6. Reserved

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and related notes.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to assist the reader in better understanding our business, results of operations, financial condition, changes in financial condition, critical accounting estimates and significant developments. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes appearing elsewhere in this filing. This section is organized as follows:

- **Business Overview**

- **Results of Operations** - an analysis and comparison of our consolidated results of operations for the fiscal years ended May 31, 2025, June 1, 2024 and May 27, 2023, as reflected in our Consolidated Statements of Comprehensive Income.

- **Liquidity, Financial Position and Capital Resources** - a discussion of our primary sources and uses of cash for the fiscal years ended May 31, 2025, June 1, 2024 and May 27, 2023, and a discussion of changes in our financial position.

Business Overview

Richardson Electronics, Ltd. (the "Company," "we," "our") is a leading global manufacturer of engineered solutions, green energy products, power grid and microwave tubes, and related consumables; power conversion and RF and microwave components including green energy solutions; tubes for diagnostic imaging equipment; and customized display solutions. More than 55% of our products are manufactured in LaFox, Illinois, Marlborough, Massachusetts, or Donaueschingen, Germany, or by one of our manufacturing partners throughout the world. All our partners manufacture to our strict specifications and per our supplier code of conduct. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific, and semiconductor markets. The Company's strategy is to provide specialized technical expertise and "engineered solutions" based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure.

Some of the Company's products are manufactured in China and imported into the United States. Accordingly, the Company's operations are subject to tariffs and other trade protection measures. The U.S. administration has instituted certain changes, and may make additional changes, in trade policies that include the negotiation or termination of trade agreements, higher tariffs on imports into the U.S., and other measures affecting trade between the U.S. and other countries from which the Company imports. Due in part to these measures, some countries are changing their trade policies relating to goods imported from the U.S. These global trade disruptions and geopolitical tensions, together with any related downturns in the global economy, could dampen customer demand, increase market volatility, and impact currency exchange rates, all which could materially and adversely affect the Company's financial performance.

The impact of these changes in trade policies will depend on various factors, including (i) when trade measures are implemented, (ii) the ultimate amount, scope, nature, and duration of tariffs and other trade measures, and (iii) the extent to which the Company can mitigate impacts and pass on any increased costs associated with these changes. In addition, the impact of trade disruptions on general economic conditions and demand for electronic components is difficult to predict.

The recent tariff modifications did not materially impact our fiscal 2025 results. However, it is possible that further tariffs may be imposed on imports of our products, including by other countries, or that our business will be impacted by changing trade relations among countries. Management continues to work with its suppliers as well as its customers to mitigate the impact of the tariffs on our customers' markets. However, if the Company is unable to successfully pass through the additional cost of these tariffs, or if the higher prices reduce demand for the Company's products, it will have a negative effect on the Company's sales and gross margins.

The Company reports its financial performance based on the operating and reportable segments defined as follows:

Power and Microwave Technologies ("PMT") combines our core engineered solutions capabilities, power grid and microwave tube business with new disruptive RF, Wireless and Power technologies. As a designer, manufacturer, technology partner and authorized distributor, PMT's strategy is to provide specialized technical expertise and engineered solutions based on our core engineering and manufacturing capabilities on a global basis. We provide solutions and add value through design-in support, systems integration, prototype design and manufacturing, testing, logistics and aftermarket technical service and repair - all through our existing global infrastructure. PMT's focus is on products for power, RF and microwave applications for customers in 5G, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. PMT focuses on various applications including broadcast transmission, CO_2 laser cutting, diagnostic imaging, dielectric and induction heating, high energy transfer, high voltage switching, plasma, power conversion, radar and radiation oncology. PMT also offers its customers technical services for both microwave and industrial equipment.

Green Energy Solutions ("GES") combines our key technology partners and engineered solutions capabilities to design and manufacture innovative products for the fast-growing energy storage market and power management applications. As a designer, manufacturer, technology partner and authorized distributor, GES's strategy is to provide specialized technical expertise and engineered solutions using our core design engineering and manufacturing capabilities on a global basis. We provide solutions and add value through design-in support, systems integration, prototype design and manufacturing, testing, logistics and aftermarket technical service and repair - all through our existing global infrastructure. GES's focus is on products for numerous green energy applications such as wind, solar, hydrogen and Electric Vehicles, and other power management applications that support green solutions such as synthetic diamond manufacturing.

Canvys provides customized display solutions serving the corporate enterprise, financial, healthcare, industrial and medical original equipment manufacturers markets. Our engineers design, manufacture, source and support a full spectrum of solutions to match the needs of our customers. We offer long-term availability and proven custom display solutions that include touch screens, protective panels, custom enclosures, All-In-One computers, specialized cabinet finishes and application specific software packages and certification services. Our volume commitments are lower than the large display manufacturers, making us the ideal choice for companies with very specific design requirements. We partner with both private label manufacturing companies and leading branded hardware vendors to offer the highest quality display and touch solutions and customized computing platforms.

Healthcare manufactures, repairs, refurbishes and distributes high value replacement parts and equipment for the healthcare market including hospitals, medical centers, asset management companies, independent service organizations and multi-vendor service providers. Products include diagnostic imaging replacement parts for CT and MRI systems; replacement CT and MRI tubes; CT service training; MRI and RF amplifiers; hydrogen thyratrons, klystrons, magnetrons; flat panel detector upgrades; pre-owned CT systems; and additional replacement solutions currently under development for the diagnostic imaging service market. Through a combination of newly developed products and partnerships, service offerings and training programs, we believe we can help our customers improve efficiency while lowering the cost of healthcare delivery. After the January 2025 sale of certain assets to DirectMed, the Company manufactures and repairs CT tubes and sells them exclusively to DirectMed under a supply agreement.

We currently operate within the following major geographic regions: North America, Asia/Pacific, Europe and Latin America.

Results of Operations

Overview - Fiscal Year Ended May 31, 2025

- Fiscal 2025 contained 52 weeks and fiscal 2024 contained 53 weeks.

- Net sales during fiscal 2025 were $208.9 million, up 6.3%, compared to net sales of $196.5 million during fiscal 2024.

- Gross margin was 31.0% of net sales during fiscal 2025, compared to 30.5% of net sales during fiscal 2024.

- Selling, general and administrative expenses were $62.2 million, or 29.8% of net sales, during fiscal 2025, compared to $59.5 million, or 30.3% of net sales, during fiscal 2024.

- Operating loss during fiscal 2025 was $2.5 million, compared to an operating income of $0.3 million during fiscal 2024.

- Other income during fiscal 2025 was $0.9 million, compared to other expense of $0.2 million during fiscal 2024.

- Net loss during fiscal 2025 was $1.1 million, compared to a net income of $0.1 million during fiscal 2024.

Net Sales and Gross Profit Analysis

Net sales by segment and percentage change for fiscal 2025, fiscal 2024 and fiscal 2023 were as follows (*in thousands*):

Net Sales	FY 2025	FY 2024	FY 2023	FY25 vs. FY24 % Change	FY24 vs. FY23 % Change
PMT	$ 137,752	$ 128,697	$ 164,299	7.0%	(21.7%)
GES	28,719	23,233	47,596	23.6%	(51.2%)
Canvys	33,145	32,444	39,331	2.2%	(17.5%)
Healthcare	9,293	12,086	11,432	(23.1%)	5.7%
Total	$ 208,909	$ 196,460	$ 262,658	6.3%	(25.2%)

During fiscal 2025, consolidated net sales increased by 6.3% compared to fiscal 2024. Sales for PMT increased by 7.0%, GES sales increased by 23.6%, Canvys sales increased by 2.2% and Healthcare sales decreased by 23.1%. The increase in PMT was mainly due to increased sales of engineered solutions for the semi-wafer fabrication products and increases in RF and Wireless Components. The increase in GES was mainly due to increased market share, new products and new customer development for power management products focused on numerous green energy applications. The increase in Canvys was attributable to higher sales in the North American markets. The decrease in Healthcare sales was due to the asset sale to DirectMed.

During fiscal 2024, consolidated net sales decreased by 25.2% compared to fiscal 2023. Sales for PMT decreased by 21.7%, GES sales decreased by 51.2%, Canvys sales decreased by 17.5% and Healthcare sales increased by 5.7%. The decrease in PMT was mainly due to lower sales of semi-wafer fabrication products and RF and microwave products. The decrease in GES was due to the project-based nature of the wind turbine business and lower shipments to EV locomotive customers, including a large shipment of battery modules made in fiscal 2023 that did not recur in fiscal 2024. The decrease in Canvys was primarily due to lower sales in the North American market. The increase in Healthcare was primarily due to higher parts and CT tube sales.

25

Gross profit by segment and percentage of segment net sales for fiscal 2025, fiscal 2024 and fiscal 2023 were as follows (*in thousands*):

Gross Profit	FY 2025		FY 2024		FY 2023	
PMT	$ 42,555	30.9%	$ 38,717	30.1%	$ 54,089	32.9%
GES	9,030	31.4%	6,607	28.4%	13,719	28.8%
Canvys	10,889	32.9%	10,973	33.8%	12,375	31.5%
Healthcare	2,326	25.0%	3,669	30.4%	3,506	30.7%
Total	$ 64,800	31.0%	$ 59,966	30.5%	$ 83,689	31.9%

Gross profit reflects the distribution and manufacturing product margin less manufacturing variances, inventory obsolescence charges, customer returns, scrap and cycle count adjustments, engineering costs and other provisions.

Consolidated gross profit was $64.8 million during fiscal 2025, compared to $60.0 million during fiscal 2024. Consolidated gross margin as a percentage of net sales was 31.0% for fiscal 2025, compared to the 30.5% during fiscal 2024, primarily due to favorable product mix partially offset by manufacturing under absorption for PMT, favorable product mix of increased Engineered Solution products for GES, unfavorable product mix and higher freight costs for Canvys and a reduction in higher margin spare parts and higher component scrap for Healthcare. Gross margin during fiscal 2025 included expense related to inventory provisions of $0.4 million for PMT, $0.1 million for Canvys and $0.1 million for Healthcare.

Consolidated gross profit was $60.0 million during fiscal 2024, compared to $83.7 million during fiscal 2023. Consolidated gross margin as a percentage of net sales was 30.5% for fiscal 2024, compared to the 31.9% during fiscal 2023, primarily due to unfavorable product mix and manufacturing under absorption for PMT, unfavorable product mix for GES, favorable product mix and lower freight costs for Canvys and increased manufacturing under absorption for Healthcare. Gross margin during fiscal 2024 included expense related to inventory provisions of $0.4 million for PMT, $0.1 million for Canvys and $0.1 million for Healthcare.

Power and Microwave Technologies

Net sales for PMT increased 7.0% to $137.8 million during fiscal 2025 from $128.7 million during fiscal 2024. The increase was due primarily to increased sales of engineered solutions for the semiconductor wafer fabrication market and increases in RF and Wireless components. Gross margin as a percentage of net sales increased to 30.9% during fiscal 2025 as compared to 30.1% during fiscal 2024, primarily due to favorable product mix partially offset by manufacturing under absorption.

Net sales for PMT decreased 21.7% to $128.7 million during fiscal 2024 from $164.3 million during fiscal 2023. The decrease was mainly due to lower sales of semi-wafer fabrication products reflecting the cyclical slowdown in that market. RF and Wireless sales were also down due to a slowdown in the infrastructure business in Asia. However, the health of the business continues to be strong as we gain market share with new products and customers. Gross margin as a percentage of net sales decreased to 30.1% during fiscal 2024 as compared to 32.9% during fiscal 2023, primarily due to unfavorable product mix and manufacturing under absorption.

Green Energy Solutions

Net sales for GES increased 23.6% to $28.7 million during fiscal 2025 from $23.2 million during fiscal 2024. The increase in GES was mainly due to increased market share, new products and new customer development for power management products focused on numerous green energy applications. Gross margin as a percentage of net sales increased to 31.4% during fiscal 2025 as compared to 28.4% during fiscal 2024, primarily due to favorable product mix of increased Engineered Solution products.

Net sales for GES decreased 51.2% to $23.2 million during fiscal 2024 from $47.6 million during fiscal 2023. The decrease reflected the project-based nature of the wind turbine business and was mainly due to lower shipments to EV locomotive customers as they struggled with lead-times of other products to complete the locomotives and ship to their end customers for Beta testing. Comparative sales were also impacted by a large shipment of battery modules in fiscal 2023 that did not recur in fiscal 2024. Gross margin as a percentage of net sales decreased to 28.4% during fiscal 2024 as compared to 28.8% during fiscal 2023, primarily due to product mix. However, like PMT we continue to gain market share in this segment.

Canvys

Net sales for Canvys increased 2.2% to $33.1 million during fiscal 2025, from $32.4 million during fiscal 2024 due to higher sales in the North American markets. Gross margin as a percentage of net sales decreased to 32.9% during fiscal 2025 as compared to 33.8% during fiscal 2024 due to product mix and higher freight costs.

Net sales for Canvys decreased 17.5% to $32.4 million during fiscal 2024, from $39.3 million during fiscal 2023. Sales decreased primarily due to lower sales in the North American market resulting from high interest rates negatively impacting our medical OEM customers. Gross margin as a percentage of net sales increased to 33.8% during fiscal 2024 as compared to 31.5% during fiscal 2023 due to product mix and lower freight costs.

Healthcare

Net sales for Healthcare decreased 23.1% to $9.3 million during fiscal 2025, from $12.1 million during fiscal 2024. The decrease in sales was primarily due to the asset sale to DirectMed. Gross margin as a percentage of net sales decreased to 25.0% during fiscal 2025, compared to 30.4% during fiscal 2024. The decrease was primarily due to the asset sale to DirectMed resulting in no longer selling higher margin spare parts coupled with higher component scrap.

Net sales for Healthcare increased 5.7% to $12.1 million during fiscal 2024, from $11.4 million during fiscal 2023. The increase in sales was primarily due to higher part and CT tube sales. Gross margin as a percentage of net sales decreased slightly to 30.4% during fiscal 2024, compared to 30.7% during fiscal 2023. The decrease was primarily due to increased manufacturing under absorption, offset by an improved product mix.

Sales by Geographic Area

We sell our products to customers in diversified industries and perform periodic credit evaluations of our customers' financial condition. Terms are generally open account, payable net 30 days in North America, and vary throughout Asia/Pacific, Europe and Latin America. Estimates of credit losses are recorded in the financial statements based on monthly reviews of outstanding accounts.

Our sales are aggregated by the following geographic regions: North America; Asia/Pacific; Europe; Latin America; and Other. The net sales by geographic area and percentage change for fiscal 2025, fiscal 2024 and fiscal 2023 were as follows (*in thousands*):

Net Sales	FY 2025	FY 2024	FY 2023	FY25 vs. FY24 % Change	FY24 vs. FY23 % Change
North America	$ 91,096	$ 77,269	$ 112,214	17.9%	(31.1%)
Asia/Pacific	43,211	45,264	59,557	(4.5%)	(24.0%)
Europe	64,949	61,476	62,017	5.6%	(0.9%)
Latin America	8,366	10,908	28,924	(23.3%)	(62.3%)
Other *(1)*	1,287	1,543	(54)	(16.6%)	2,957.4%
Total	$ 208,909	$ 196,460	$ 262,658	6.3%	(25.2%)

(1) Primarily includes net sales not allocated to a specific geographical region.

Gross Profit by Geographic Area

Gross profit by geographic area and percentage of geographic net sales for fiscal 2025, fiscal 2024 and fiscal 2023 were as follows (*in thousands*):

Gross Profit (Loss)	FY 2025		FY 2024		FY 2023	
	Amount	% of Net Sales	Amount	% of Net Sales	Amount	% of Net Sales
North America	$ 36,718	40.3%	$ 29,306	37.9%	$ 43,580	38.8%
Asia/Pacific	13,890	32.1%	13,682	30.2%	18,775	31.5%
Europe	18,572	28.6%	18,516	30.1%	18,760	30.2%
Latin America	3,236	38.7%	3,983	36.5%	7,735	26.7%
Other *(1)*	(7,616)		(5,521)		(5,161)	
Total	$ 64,800	31.0%	$ 59,966	30.5%	$ 83,689	31.9%

(1) Primarily includes net sales not allocated to a specific geographical region, unabsorbed value-add costs and other unallocated expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") increased 4.4% during fiscal 2025 to $62.2 million from $59.5 million during fiscal 2024. This increase in SG&A from fiscal 2024 mainly reflected higher incentives due to sales growth, partially offset by lower Research and Development ("R&D") expenses. SG&A as a percentage of sales decreased to 29.8% during fiscal 2025 as compared to 30.3% during fiscal 2024.

SG&A increased 1.4% during fiscal 2024 to $59.5 million from $58.7 million during fiscal 2023. This increase in SG&A from fiscal 2023 was mainly due to higher R&D expenses, partially offset by lower incentives due to financial performance. SG&A as a percentage of sales increased to 30.3% during fiscal 2024 as compared to 22.4% during fiscal 2023.

Loss on Disposal of Healthcare Assets and Other Charges

A substantial portion of Healthcare assets were sold to DirectMed on January 24, 2025 that resulted in a total loss of $5.1 million for fiscal 2025. The loss on assets sold to DirectMed totaled $3.2 million and the Company recorded an impairment charge of $1.9 million for inventories, net and property, plant and equipment, net. In future periods, Healthcare financial results will no longer be a standalone segment and will be consolidated into the PMT segment. Refer to Note 11, D*isposal of Healthcare Asset*s *and Related Charges*, in Part II, Item 8 for more details.

Other Income/Expense

Other income was $0.9 million during fiscal 2025, compared to other expense of $0.2 million during fiscal 2024. Fiscal 2025 had $0.4 million of investment income compared to $0.3 million in fiscal 2024. Our foreign exchange gains and losses are primarily due to the translation of U.S. dollars held in non-U.S. entities. The foreign exchange gain reported for fiscal 2025 totaled $0.5 million compared to a loss of $0.4 million for fiscal 2024. We currently do not utilize derivative instruments to manage our exposure to foreign currency.

Income Tax (Benefit) Provision

Our income tax (benefit) provision during fiscal 2025, fiscal 2024 and fiscal 2023 was ($0.4) million, $0.1 million and $2.7 million, respectively. The effective income tax rates during fiscal 2025, fiscal 2024 and fiscal 2023 were 25.4%, 61.4% and 10.8%, respectively. The difference between the effective income tax rates as compared to the U.S. federal statutory rate of 21.0% during fiscal 2025, fiscal 2024 and fiscal 2023 reflects changes in the geographical distribution of income (loss) and the impact of valuation allowance changes related to the realizability of our U.S. state net operating loss deferred tax assets.

Net deferred tax assets related to domestic state net operating loss ("NOL") carryforwards amounted to approximately $1.9 million as of May 31, 2025 and $1.8 million as of June 1, 2024. Net deferred tax assets related to foreign NOL carryforwards were $0.1 million as of both May 31, 2025 and June 1, 2024 with various or indefinite expiration dates. During fiscal 2025, we increased the valuation allowance on the state net operating losses by $0.6 million resulting in a total valuation allowance against state net operating losses of $1.7 million.

We have historically determined that undistributed earnings of our foreign subsidiaries, to the extent of cash available, will be repatriated to the U.S. The deferred tax liabilities on the outside basis difference is now primarily withholding tax on future dividend distributions. There was no deferred tax liability related to undistributed earnings of our foreign subsidiaries in fiscal 2025 and less than $0.1 million in fiscal 2024.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to support a more likely than not assertion that its deferred tax assets will be realized. A significant component of objective evidence evaluated was the cumulative income or loss incurred in each jurisdiction over the three-year period ended May 31, 2025. We considered other positive evidence in determining the need for a valuation allowance in the U.S. including the subpart F and GILTI inclusions of our foreign earnings, the changes in our business performance in recent years and the utilization of federal NOLs. The weight of this positive evidence is sufficient to outweigh other negative evidence in evaluating our need for a valuation allowance in the U.S. federal jurisdiction. As a result of the positive evidence outweighing the negative evidence for the year ended May 31, 2025, no additional valuation allowance on the U.S. federal deferred tax items was recorded. As of May 31, 2025, we recorded an additional $0.6 million valuation allowance on state NOLs as there was more negative evidence which limited the Company's ability to utilize the state NOLs, including the anticipated expiration of some state NOLs prior to utilization and legislation restrictions for some states.

As of May 31, 2025, a valuation allowance of $2.8 million was recorded, representing the portion of the deferred tax asset that management does not believe is more likely than not to be realized. The valuation allowance as of June 1, 2024 was $2.1 million. The valuation allowance relates to state NOLs ($1.7 million) and deferred tax assets in foreign jurisdictions where historical taxable losses have been incurred ($1.1 million). The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

Income taxes paid/(refunded), including foreign estimated tax payments, were $1.8 million, less than $0.1 million and $4.8 million, during fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

In the normal course of business, we are subject to examination by taxing authorities throughout the world. Years prior to fiscal 2015 are closed for examination under the statute of limitation for U.S. federal and U.S. state. In The Netherlands, years prior to fiscal 2020 are closed for examination. We are under examination in Germany for fiscal years 2019 to 2022. During the third quarter of fiscal 2025, we received a notice from the State of Illinois for an income tax audit covering the period from June 2021 to May 2023. The Company has provided all the documentation requested and is waiting to hear from the State of Illinois office for further action. We have no other current open audits in the U.S.

The Company recorded $0.3 million related to uncertain tax positions as of May 31, 2025 as compared to $0.1 million as of June 1, 2024. We record interest related to uncertain tax positions in the income tax expense line item within the Consolidated Statements of Comprehensive Income. Accrued interest was included within the related tax liability line in the Consolidated Balance Sheets. We have recorded a liability of less than $0.1 million for interest as of May 31, 2025.

Subsequent to year end, on July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law. Key income tax-related provisions of the OBBBA relevant to the Company include the removal of mandatory capitalization of domestic research and development expenditures, permanent extension of bonus depreciation and revisions to international tax regimes. The Company is evaluating the financial implications of the OBBBA and will begin reflecting its effects in its first quarter of fiscal 2026. The Company estimates that the legislation will not have a material impact on its effective income tax rate in future periods relative to prior periods.

Liquidity, Financial Position and Capital Resources

Our operations and cash needs have been primarily financed through income from operations and cash on hand.

Cash and cash equivalents were $35.9 million at May 31, 2025. Cash and cash equivalents by geographic area at May 31, 2025 consisted of $19.5 million in North America, $7.7 million in Europe, $0.9 million in Latin America and $7.8 million in Asia/Pacific. The January 24, 2025 sale of certain Healthcare assets to DirectMed generated $8.0 million of cash, which we expect to use to support opportunities in our Green Energy Solutions business. No cash was repatriated to the United Stated in fiscal 2025. Although the Tax Cuts and Jobs Act generally eliminated federal income tax on future cash repatriation to the United States, cash repatriation may be subject to state and local taxes, withholding or similar taxes. See Note 9, *Income Taxes*, from the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K for further information.

Cash and cash equivalents were $24.3 million at June 1, 2024. Cash and cash equivalents by geographic area at June 1, 2024 consisted of $7.1 million in North America, $7.3 million in Europe, $1.1 million in Latin America and $8.8 million in Asia/Pacific. We repatriated $0.3 million to the United States in the second quarter of fiscal 2024 from our entity in Mexico.

Based on past performance and current expectations, we believe that the existing sources of liquidity, including current cash, will provide sufficient resources to meet known capital requirements and working capital needs through the next twelve months. Additionally, while our future capital requirements will depend on many factors, including, but not limited to, the economy and the outlook for growth in our markets, we believe our existing sources of liquidity as well as our ability to generate operating cash flows will satisfy our future obligations and cash requirements.

On March 20, 2023, the Company established a senior, secured revolving credit facility agreement with a three-year term in an aggregate principal amount not to exceed $30 million, including a swingline loan and a letter of credit sub-facility (collectively, the "Revolving Credit Facility") with PNC Bank N. A. This Credit Agreement was amended by the First Amendment to the Credit Agreement dated April 9, 2025. The Revolving Credit Facility is guaranteed by the Company's domestic subsidiaries. Proceeds of the borrowings under the Revolving Credit Facility, if any, are expected to be used for working capital and general corporate purposes of the Company and its subsidiaries. The Company utilized $1.0 million of the credit line and repaid that $1.0 million during fiscal 2025. As of the end of fiscal 2025 and through the report release date, no amounts were outstanding under the Revolving Credit Facility.

Cash Flows from Operating Activities

Cash flow from operating activities primarily resulted from our net income (loss) adjusted for non-cash items and changes in our operating assets and liabilities.

Operating activities provided $10.6 million of cash during fiscal 2025. We had $1.1 million net loss, a $5.1 million loss on the disposal of Healthcare assets, a $1.0 million unrealized foreign exchange gain and a $3.3 million increase in deferred income tax assets during fiscal 2025. Other cash provided during fiscal 2025 included non-cash share-based compensation expense of $1.5 million associated with the issuance of stock option awards and restricted stock awards, $0.6 million of inventory provisions and $4.0 million from depreciation and amortization expense associated with our property and equipment as well as amortization of our intangible assets. Changes in our operating assets and liabilities provided cash of $4.8 million during fiscal 2025, mainly due to a decrease in receivables of $0.1 million, a decrease in inventories of $0.2 million and a $4.3 million net increase in accounts payable and accrued liabilities The increase in accounts payable and accrued liabilities was due to higher year-end accruals and timing.

Operating activities provided $6.5 million of cash during fiscal 2024. We had net income of $0.1 million during fiscal 2024, which included non-cash share-based compensation expense of $1.3 million associated with the issuance of stock option awards and restricted stock awards, $0.6 million of inventory provisions and depreciation and amortization expense of $4.3 million associated with our property and equipment as well as amortization of our intangible assets, and a $1.0 million increase in deferred income taxes. Changes in our operating assets and liabilities provided cash of $1.2 million during fiscal 2024, mainly due to a decrease in receivables of $5.3 million, a decrease in accounts payable and accrued liabilities of $4.7 million and a decrease in prepaid expenses of $0.3 million. The majority of the decrease in receivables reflected lower sales revenue compared to the prior year fourth quarter. The decrease in accounts payable and accrued liabilities was due to lower year-end accruals and timing.

Cash Flows from Investing Activities

Cash flow from investing activities consisted primarily of proceeds from the disposal of Healthcare assets and capital expenditures.

Cash provided by investing activities of $4.0 million during fiscal 2025 was due to $6.8 million from the proceeds from the sale of Healthcare assets partially offset by $2.8 million of capital expenditures. The capital expenditures were primarily related to our LaFox manufacturing business and facility improvements and IT systems.

Cash used by investing activities during fiscal 2024 was due to the $4.0 million of capital expenditures. Those capital expenditures were primarily related to our LaFox manufacturing business and facility renovation and IT systems.

Our purchases and proceeds from investments consisted of time deposits and CDs. Purchasing of future investments may vary from period to period due to interest and foreign currency exchange rates.

Cash Flows from Financing Activities

Cash flow from financing activities primarily consists of cash dividends paid.

Cash used in financing activities of $3.2 million during fiscal 2025 resulted primarily from the $3.4 million used to pay dividends to stockholders with a $0.3 million offset for the proceeds from stock option exercises.

Cash used in financing activities of $2.9 million during fiscal 2024 resulted primarily from the $3.4 million used to pay dividends to stockholders with a $0.6 million offset for the proceeds from stock option exercises.

All future payments of dividends are at the discretion of the Board of Directors. Dividend payments will depend on earnings, capital requirements, operating conditions and such other factors that the Board may deem relevant.

Contractual Obligations

Contractual obligations are presented in the table below as of May 31, 2025 (*in thousands*):

	Less than 1 year	1 - 3 years	Less Interest	Total
Lease obligations [1]	$ 1,258	$ 1,145	$ (127)	$ 2,276

(1) Lease obligations are related to certain warehouse and office facilities under non-cancelable operating leases.

Critical Accounting Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("US GAAP") and pursuant to the rules and regulations of the SEC, we make assumptions, judgments and estimates that affect the reported amounts of assets, liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Our assumptions, judgments and estimates are based on historical experience and various other factors deemed relevant. Actual results could be materially different from those estimates under different assumptions or conditions. We evaluate our assumptions, judgments and estimates on a regular basis. We also discuss our critical accounting estimates with the Audit Committee of the Board of Directors.

We believe the assumptions, judgments and estimates involved for the following have the greatest potential impact on our consolidated financial statements:

- Inventories, net
- Income Taxes

Inventories, net

Our consolidated inventories are stated at the lower of cost and net realizable value, generally using a weighted-average cost method. Our net inventories include finished goods, raw materials and work-in-progress.

We do not anticipate any material risks or uncertainties related to possible future inventory write-downs. Provisions for obsolete or slow-moving inventories are recorded based upon regular analysis of stock rotation privileges, obsolescence, the exiting of certain markets and assumptions about future demand and market conditions. If future demand changes in an industry or market conditions differ from management's estimates, additional provisions may be necessary.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and determine the need for a valuation allowance based on a number of factors, including both positive and negative evidence. These factors include historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. In circumstances where we, or any of our affiliates, have incurred three years of cumulative losses which constitute significant negative evidence, positive evidence of equal or greater significance is needed to overcome the negative evidence before a tax benefit is recognized for deductible temporary differences and loss carryforwards.

New Accounting Pronouncements

A summary of the New Accounting Pronouncements is provided in Note 4, *Significant Accounting Policies and Disclosures,* of the notes to our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

Risk Management and Market Sensitive Financial Instruments

We are exposed to many different market risks with the various industries we serve. The primary financial risk we are exposed to is foreign currency exchange, as certain operations, assets and liabilities of ours are denominated in foreign currencies. We manage these risks through normal operating and financing activities.

Foreign Currency Exposure

Even though we consider foreign currency exchange rates at the time an order is taken, our financial statements, denominated in a non-U.S. functional currency, are subject to foreign exchange rate fluctuations.

Our foreign denominated assets and liabilities are cash and cash equivalents, accounts receivable, inventory, accounts payable and intercompany receivables and payables, as we conduct business in countries of the European Union, Asia/Pacific and, to a lesser extent, Canada and Latin America. We manage foreign exchange exposures by using currency clauses in certain sales contracts. We have not used any derivative instruments nor entered any forward contracts in fiscal 2025, fiscal 2024 or fiscal 2023.

Had the U.S. dollar changed unfavorably 10% against various foreign currencies, foreign denominated net sales would have been lower by an estimated $11.3 million during fiscal 2025, an estimated $10.8 million during fiscal 2024 and an estimated $12.2 million during fiscal 2023. Total assets would have declined by an estimated $5.4 million as of the fiscal year ended May 31, 2025 and an estimated $4.6 million as of the fiscal year ended June 1, 2024, while the total liabilities would have decreased by an estimated $1.4 million as of the fiscal year ended May 31, 2025 and an estimated $1.2 million as of the fiscal year ended June 1, 2024.

The interpretation and analysis of these disclosures should not be considered in isolation since such variances in exchange rates would likely influence other economic factors. Such factors, which are not readily quantifiable, would likely also affect our operations. Additional disclosure regarding various market risks is set forth in Part I, Item 1A, *Risk Factors*, of our Annual Report on this Form 10-K.

ITEM 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Richardson Electronics, Ltd.

LaFox, Illinois

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Richardson Electronics, Ltd. (the "Company") as of May 31, 2025 and June 1, 2024, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended May 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at May 31, 2025 and June 1, 2024, and the results of its operations and its cash flows for each of the three fiscal years in the period ended May 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of May 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated August 4, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimation of Obsolete or Slow-moving Inventory Reserve - Power and Microwave Technologies ("PMT") Reportable Segment

As described in Note 4 to the consolidated financial statements, the consolidated inventory balance as of May 31, 2025, was $102.8 million, net of $7.6 million in reserves. Provisions for obsolete or slow-moving inventories are based upon regular analysis of stock rotation privileges, obsolescence, the exiting of certain markets and assumptions about future demand and market conditions. A number of products in the PMT reportable segment represent trailing edge technology the Company often buys products ahead of supplier price increases and extended lead times which can create higher levels of inventory. As technologies evolve and customers replace their equipment, PMT inventory on hand may become obsolete.

We have identified the Company's estimation of obsolete or slow-moving inventory reserve for the PMT reportable segment as a critical audit matter due to the significant judgments required by management in estimating any obsolete or slow-moving inventory reserve needed for certain inventory items. The Company's estimation of its obsolete or slow-moving inventory reserve, performed on an item-by-item basis, requires inputs from operations personnel and assessing current market conditions and future industry trends, which can be difficult to predict given evolving technologies and the declining market for certain products. Auditing this matter involved especially challenging auditor judgment due to the nature and extent of audit effort needed to evaluate the reasonableness of management's estimate of future demands.

The primary procedures we performed to address this critical audit matter included:

- Testing the design, implementation, and operating effectiveness of controls over the development of the Company's estimation of the obsolete or slow-moving inventory reserve.

- Assessing the reasonableness of management's estimate of future demand by selecting a sample and (i) inquiring of operations personnel as to their assessment of the viability of aged and slow-moving inventory, (ii) evaluating historical customer ordering trends and current uses, and (iii) when applicable evaluating stock rotation privileges.

- Evaluating the reasonableness of management's estimates by comparing the prior period inventory on hand for certain products to current period sales, write-offs, and inventory consumption.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2015.

Chicago, Illinois

August 4, 2025

Richardson Electronics, Ltd.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	May 31, 2025		June 1, 2024	
Assets				
Current assets:				
Cash and cash equivalents	$	35,901	$	24,263
Accounts receivable, less allowance for credit losses of $250 and $323, respectively		24,117		24,845
Inventories, net		102,799		110,149
Prepaid expenses and other assets		3,070		2,397
Total current assets		**165,887**		**161,654**
Non-current assets:				
Property, plant and equipment, net		18,355		20,681
Intangible assets, net		345		1,641
Right of use lease assets		2,276		2,760
Deferred income taxes		8,744		5,500
Other non-current assets		228		209
Total non-current assets		**29,948**		**30,791**
Total assets	**$**	**195,835**	**$**	**192,445**
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	21,339	$	15,458
Accrued liabilities		14,276		15,404
Lease liabilities current		1,171		1,169
Total current liabilities		**36,786**		**32,031**
Non-current liabilities:				
Deferred income tax liabilities		81		90
Lease liabilities non-current		1,105		1,591
Other non-current liabilities		1,204		781
Total non-current liabilities		**2,390**		**2,462**
Total liabilities		**39,176**		**34,493**
Commitments and contingencies (Note 4)				
Stockholders' Equity				
Common stock, $0.05 par value; 12,362 and 12,254 shares issued and outstanding on May 31, 2025 and June 1, 2024, respectively		618		613
Class B common stock, convertible, $0.05 par value; 2,049 shares issued and outstanding on May 31, 2025 and June 1, 2024		102		102
Additional paid-in-capital		74,445		72,744
Retained earnings		79,340		83,729
Accumulated other comprehensive income		2,154		764
Total stockholders' equity		**156,659**		**157,952**
Total liabilities and stockholders' equity	**$**	**195,835**	**$**	**192,445**

Refer to accompanying *Notes to Consolidated Financial Statements*.

Richardson Electronics, Ltd.
Consolidated Statements of Comprehensive Income
(in thousands, except per share amounts)

	Fiscal Year Ended		
	May 31, 2025	June 1, 2024	May 27, 2023
Net sales	$ 208,909	$ 196,460	$ 262,658
Cost of sales	144,109	136,494	178,969
Gross profit	**64,800**	**59,966**	**83,689**
Selling, general and administrative expenses	62,173	59,548	58,713
Loss (gain) on disposal of property, plant and equipment	16	70	(7)
Loss on disposal of healthcare assets and other charges	5,074	—	—
Operating (loss) income	**(2,463)**	**348**	**24,983**
Other (income) expense:			
Interest income	(392)	(284)	(295)
Foreign exchange	(496)	436	278
Other, net	(44)	39	(30)
Total other (income) expense	**(932)**	**191**	**(47)**
(Loss) income before income taxes	(1,531)	157	25,030
Income tax (benefit) provision	(388)	96	2,697
Net (loss) income	**(1,143)**	**61**	**22,333**
Foreign currency translation gain (loss), net of tax	1,390	149	(185)
Comprehensive income	**$ 247**	**$ 210**	**$ 22,148**
Net (loss) income per share:			
Common stock - Basic	$ (0.08)	$ 0.00	$ 1.62
Class B common stock - Basic	(0.07)	0.00	1.46
Common stock - Diluted	(0.08)	0.00	1.55
Class B common stock - Diluted	(0.07)	0.00	1.40
Weighted average number of shares:			
Common stock - Basic	12,298	12,214	11,943
Class B common stock - Basic	2,049	2,051	2,052
Common stock - Diluted	12,298	12,464	12,542
Class B common stock - Diluted	2,049	2,051	2,052

Refer to accompanying *Notes to Consolidated Financial Statements*.

Richardson Electronics, Ltd.
Consolidated Statements of Cash Flows
(in thousands)

	Fiscal Year Ended		
	May 31, 2025	**June 1, 2024**	**May 27, 2023**
Operating activities:			
Net (loss) income	$ (1,143)	$ 61	$ 22,333
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:			
Unrealized foreign currency gain	(1,002)	(304)	(406)
Depreciation and amortization	4,002	4,307	3,671
Inventory provisions	550	606	466
Share-based compensation expense	1,545	1,326	936
Loss (gain) on disposal of property, plant and equipment	16	70	(7)
Deferred income taxes	(3,257)	(1,004)	(138)
Loss on disposal of Healthcare assets and other charges	5,074	—	—
Change in assets and liabilities:			
Accounts receivable	130	5,297	(363)
Inventories	206	66	(30,452)
Prepaid expenses and other assets	(180)	250	(519)
Accounts payable	5,525	(8,124)	(439)
Accrued liabilities	(1,240)	3,396	(4,006)
Other	326	577	725
Net cash provided by (used in) operating activities	**10,552**	**6,524**	**(8,199)**
Investing activities:			
Capital expenditures	(2,811)	(4,041)	(7,378)
Proceeds from disposal of healthcare assets	6,827	—	—
Proceeds from the sale of property, plant and equipment	7	—	194
Proceeds from maturity of investments	—	—	5,000
Net cash provided by (used in) investing activities	**4,023**	**(4,041)**	**(2,184)**
Financing activities:			
Proceeds from issuance of common stock	320	591	3,778
Cash dividends paid on common and Class B common stock	(3,407)	(3,376)	(3,320)
Proceeds from revolving credit facility	1,000	3,744	—
Repayment of revolving credit facility	(1,000)	(3,744)	—
Other	(159)	(120)	(69)
Net cash (used in) provided by financing activities	**(3,246)**	**(2,905)**	**389**
Effect of exchange rate changes on cash and cash equivalents	309	(296)	(520)
Increase (decrease) in cash and cash equivalents	**11,638**	**(718)**	**(10,514)**
Cash and cash equivalents at beginning of period	24,263	24,981	35,495
Cash and cash equivalents at end of period	**$ 35,901**	**$ 24,263**	**$ 24,981**
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the fiscal year:			
Income taxes, net of refunds	$ 1,821	$ —	$ 4,807
Non-cash activities:			
Accruals for construction in progress	$ —	$ 267	$ —
Right of use assets obtained in exchange for lease liabilities	730	1,518	695

Refer to accompanying *Notes to Consolidated Financial Statements*.

Richardson Electronics, Ltd.
Consolidated Statements of Stockholders' Equity
(in thousands, except per share amounts)

	Common	Class B Common	Par Value	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance May 28, 2022	11,649	2,053	$ 685	$ 66,331	$ 68,031	$ 800	$ 135,847
Comprehensive income							
Net income	—	—	—	—	22,333	—	22,333
Foreign currency translation, net of tax	—	—	—	—	—	(185)	(185)
Share-based compensation:							
Restricted stock	—	—	—	542	—	—	542
Stock options	—	—	—	394	—	—	394
Common stock:							
Options exercised	441	—	23	3,755	—	—	3,778
Restricted stock issuance	49	—	2	(71)	—	—	(69)
Class B converted to common	1	(1)	—	—	—	—	—
Dividends paid to:							
Common ($0.24 per share)	—	—	—	—	(2,877)	—	(2,877)
Class B ($0.22 per share)	—	—	—	—	(443)	—	(443)
Balance May 27, 2023	12,140	2,052	$ 710	$ 70,951	$ 87,044	$ 615	$ 159,320
Comprehensive income							
Net income	—	—	—	—	61	—	61
Foreign currency translation, net of tax	—	—	—	—	—	149	149
Share-based compensation:							
Restricted stock	—	—	—	685	—	—	685
Stock options	—	—	—	641	—	—	641
Common stock:							
Options exercised	74	—	3	588	—	—	591
Restricted stock issuance	37	—	2	(121)	—	—	(119)
Class B converted to common	3	(3)	—	—	—	—	—
Dividends paid to:							
Common ($0.24 per share)	—	—	—	—	(2,933)	—	(2,933)
Class B ($0.22 per share)	—	—	—	—	(443)	—	(443)
Balance June 1, 2024	12,254	2,049	$ 715	$ 72,744	$ 83,729	$ 764	$ 157,952
Comprehensive income							
Net loss	—	—	—	—	(1,143)	—	(1,143)
Foreign currency translation, net of tax	—	—	—	—	161	1,390	1,551
Share-based compensation:							
Restricted stock	—	—	—	958	—	—	958
Stock options	—	—	—	587	—	—	587
Common stock:							
Options exercised	48	—	2	318	—	—	320
Restricted stock issuance	60	—	3	(162)	—	—	(159)
Dividends paid to:							
Common ($0.24 per share)	—	—	—	—	(2,964)	—	(2,964)
Class B ($0.22 per share)	—	—	—	—	(443)	—	(443)
Balance May 31, 2025	12,362	2,049	$ 720	$ 74,445	$ 79,340	$ 2,154	$ 156,659

Refer to accompanying *Notes to Consolidated Financial Statements*.

Richardson Electronics, Ltd.
Notes to Consolidated Financial Statements

1.   DESCRIPTION OF THE COMPANY

Richardson Electronics, Ltd. (the "Company," "we," "our") is a global manufacturer of engineered solutions, green energy products, power grid and microwave tubes, and related consumables; power conversion and RF and microwave components including green energy solutions; tubes for diagnostic imaging equipment; and customized display solutions. We have manufacturing at our facilities located in LaFox, Illinois, Marlborough, Massachusetts, and Donaueschingen, Germany.

We serve customers in alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific, and semiconductor markets. The Company's strategy is to provide specialized technical expertise and "engineered solutions" based on our core engineering and manufacturing capabilities. The Company products and services include design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair. Our products include electron tubes and related components, microwave generators, subsystems used in semiconductor manufacturing and visual technology solutions. These products are used to control, switch or amplify electrical power signals, or are used as display devices in a variety of industrial, commercial, medical and communication applications.

On January 24, 2025, the Company sold a substantial portion of the assets of its Healthcare business to DirectMed Imaging, LLC ("DirectMed"), a Delaware limited liability company, and entered into an exclusive 10-year global supply agreement in which Richardson will supply DirectMed with repaired Siemens CT X-ray tubes. Additionally, the Company will continue manufacturing a limited quantity of ALTA CT X-ray tubes exclusively for DirectMed. A description of this transaction, which resulted in a total loss of $5.1 million being recorded for the fiscal year ended May 31, 2025, is provided in Note 11, *Disposal of Healthcare Assets and Other Charges.*

Accordingly, the Company reports its financial performance for the following four business segments: Power and Microwave Technologies ("PMT"), Green Energy Solutions ("GES"), Canvys and Healthcare. A description of the Company's business segments is provided in Note 12, *Segment and Geographic Information.*

We currently operate within the following major geographic regions: North America, Asia/Pacific, Europe and Latin America.

2.   BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") for all fiscal years presented. The consolidated financial statements include our wholly owned subsidiaries. All intercompany transactions and account balances have been eliminated in consolidation.

Our fiscal year 2025 began on June 2, 2024 and ended on May 31, 2025, our fiscal year 2024 began on May 28, 2023 and ended on June 1, 2024 and our fiscal year 2023 began on May 29, 2022 and ended on May 27, 2023. Unless otherwise noted, all references to a particular year in this document shall mean the fiscal year for such period.

3.   RECLASSIFICATIONS

Certain prior period amounts have been reclassified to conform to the current period reporting classifications. The reclassifications were related to the unrealized foreign exchange gain (loss) on the Consolidated Statements of Cash Flows.

4.   SIGNIFICANT ACCOUNTING POLICIES AND DISCLOSURES

Use of Estimates: The preparation of financial statements in conformity with US GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management continuously evaluates its estimates which includes the allowance for credit losses, revenue recognition, inventory obsolescence, loss contingencies and income taxes. Management bases the estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances, however, actual results could differ from those estimates.

Loss Contingencies: We accrue a liability for loss contingencies when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. If we determine that there is at least a reasonable possibility that a loss may have been incurred, we will include a disclosure describing the contingency.

Cash and Cash Equivalents: We consider short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates, and that have a maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents approximate the fair market value of these assets.

Accounts Receivable and Allowance for Credit Losses: Trade accounts receivable represent amounts billed to customers and not yet collected. Trade accounts receivable is recorded at the invoiced amount, which approximates net recoverable value, and generally do not bear interest. The Company's accounts receivable, net balance was $24.1 million, $24.8 million and $30.1 million as of May 31, 2025, June 1, 2024 and May 27, 2023, respectively. Our allowance for credit losses includes estimated losses that result from uncollectible receivables. The estimates are influenced by the following: continuing credit evaluation of customers' financial conditions; aging of receivables, individually and in the aggregate; a large number of customers which are widely dispersed across geographic areas; and collectability and delinquency history by geographic area. Significant changes in one or more of these considerations may require adjustments affecting net (loss) income and net carrying value of accounts receivable. The allowance for credit losses was approximately $0.3 million as of May 31, 2025, and $0.3 million as of June 1, 2024.

Inventories, net: Our consolidated inventories are stated at the lower of cost and net realizable value, generally using a weighted-average cost method. Our net inventories include approximately $86.4 million of finished goods, $11.5 million of raw materials and $4.9 million of work-in-progress as of May 31, 2025 as compared to approximately $93.9 million of finished goods, $12.2 million of raw materials and $4.0 million of work-in-progress as of June 1, 2024.

Provisions for obsolete or slow-moving inventories are recorded based upon regular analysis of stock rotation privileges, obsolescence, exiting certain markets and assumptions about future demand and market conditions. If future demand changes in the industry or market conditions differ from management's estimates, additional provisions may be necessary. The inventory reserve as of May 31, 2025 was $7.6 million compared to $6.0 million as of June 1, 2024. The $1.4 million write-down pursuant to the inventory retained following the disposal of certain Healthcare assets is reflected in the $7.6 million reserve balance as May 31, 2025.

We recorded provisions to our inventory reserves of $0.6 million, $0.6 million and $0.5 million during fiscal 2025, fiscal 2024 and fiscal 2023, respectively, which were included in cost of sales. The provisions were primarily for obsolete and slow-moving parts. The parts were written down to estimated realizable value.

Property, Plant and Equipment: Property, plant and equipment are stated at cost, net of accumulated depreciation. Improvements and replacements are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. Provisions for depreciation are computed using the straight-line method over the estimated useful life of the asset. Depreciation is classified as a selling, general and administrative ("SG&A") expense in the Consolidated Statements of Comprehensive Income. The depreciation expense was approximately $3.8 million, $4.0 million and $3.4 million during fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

Property, plant and equipment consist of the following (*in thousands*):

	May 31, 2025	June 1, 2024
Land and improvements	$ 1,532	$ 1,532
Buildings and improvements	28,518	27,885
Computer, communications equipment and software	8,895	11,900
Machinery and other equipment	14,736	19,253
Construction in progress	2,799	2,216
	$ 56,480	$ 62,786
Accumulated depreciation	(38,125)	(42,105)
Property, plant, and equipment, net	$ 18,355	$ 20,681

Construction in progress on May 31, 2025, included $1.6 million for IT systems, $0.8 million for manufacturing facilities and $0.4 million for other facilities.

Supplemental disclosure information of the estimated useful life of the assets:

Land improvements	10 years
Buildings and improvements	10 - 30 years
Computer, communications equipment and software	3 - 10 years
Machinery and other equipment	3 - 20 years

Intangible Assets: Intangible assets are initially recorded at their fair market values determined by quoted market prices in active markets, if available, or recognized valuation models. Intangible assets that have finite useful lives are amortized over their useful lives and are tested for impairment when events or changes in circumstances occur that indicate possible impairment.

Our intangible assets represent the fair value for customer relationships and technology acquired in connection with our acquisitions. Intangible assets subject to amortization were as follows *(in thousands)*:

	May 31, 2025	June 1, 2024
Gross Amounts:		
Customer Relationships	$ 911	$ 3,396
Technology	150	380
Total Gross Amounts	$ 1,061	$ 3,776
Accumulated Amortization:		
Customer Relationships	$ 652	$ 1,886
Technology	64	249
Total Accumulated Amortization	$ 716	$ 2,135
Net Intangible Assets	$ 345	$ 1,641

As disclosed in Note 11, *Disposal of Healthcare Assets and Other Charges*, the Company sold certain assets related to Healthcare including intangible assets with a carrying value of $1.1 million.

The amortization expense associated with the intangible assets subject to amortization for the next five years is presented in the following table *(in thousands)*:

Fiscal Year	Amortization Expense
2026	$ 60
2027	60
2028	60
2029	59
2030	37
Thereafter	69
Total amortization expense	$ 345

The amortization expense associated with the intangible assets, which is classified as SG&A on the Consolidated Statements of Comprehensive Income, totaled approximately $0.2 million during fiscal 2025, $0.3 million during fiscal 2024 and $0.3 million during fiscal 2023, respectively.

Right of Use Lease Assets: We determine if an arrangement is a lease at inception in accordance with Accounting Standards Codification ("ASC") Topic 842, *Leases*. The lease term begins on the commencement date, which is the date we take possession of the leases, and may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. The lease term is used to determine lease classification as an operating or finance lease and is used to calculate straight-line expense for operating leases.

Right of use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make payments arising from the lease. As a practical expedient, lease agreements with lease and non-lease components are accounted for as a single lease component for all asset classes, which are comprised of real estate leases. ROU assets and lease liabilities are recognized at the commencement date based upon the present value of lease payments over the lease term. ROU assets also include prepaid lease payments and exclude lease incentives received. We estimate contingent lease incentives when it is probable that we are entitled to the incentive at lease commencement. Since our leases do not typically provide an implicit rate, we use our incremental borrowing rate based upon the information available at commencement date of each lease. The determination of the incremental borrowing rate requires judgment. We determine the incremental borrowing rate using our secure borrowing rate. We elected the short-term lease recognition exemption for all leases that qualify. Therefore, leases with an initial term of twelve months or less are not recorded on the Consolidated Balance Sheets; instead, lease payments are recognized as lease expenses on a straight-line basis over the lease term. See Note 8, *Leases*, for additional details.

Operating lease assets and liabilities are recognized for leases with lease terms greater than 12 months based on the present value of the future lease payments over the lease at the commencement date. Operating lease expense is recognized on a straight-line basis over the lease term.

Long-lived assets: We review property, plant and equipment, definite-lived intangible assets and other long-lived assets for impairment whenever adverse events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable.

If adverse events do occur, our impairment review is based on an undiscounted cash flow analysis at the lowest level at which cash flows of the long-lived assets are largely independent of other groups of our assets and liabilities. This analysis requires management judgment with respect to changes in technology, the continued success of product lines and future volume, revenue and expense growth rates. We conduct annual reviews of idle and underutilized equipment and review business plans for possible impairment. Impairment occurs when the carrying value of the assets exceeds the future undiscounted cash flows expected to be earned by the use of the asset or asset group. When impairment is indicated, the estimated future cash flows are then discounted to determine the estimated fair value of the asset or asset group, and an impairment charge is recorded when the carrying value exceeds the estimated fair value. Following the guidance of ASC 350, *Intangibles - Goodwill and Other* and ASC 360, *Property, Plant and Equipment*, our analysis supports the values of property, plant and equipment and intangible assets exceed the carrying value. Except for the Healthcare disposal as discussed in Note 11, no impairment was recognized for fiscal 2025, fiscal 2024 and fiscal 2023.

Additionally, we also evaluate the remaining useful life of each reporting period to determine whether events and circumstances warrant a revision to the remaining period of depreciation or amortization. If the estimate of a long-lived asset's remaining useful life is changed, the remaining carrying amount of the asset is amortized prospectively over that revised remaining useful life.

Accrued Liabilities: Accrued liabilities consist of the following (*in thousands*):

	May 31, 2025	June 1, 2024
Compensation and payroll taxes	$ 4,303	$ 3,495
Accrued severance	593	506
Professional fees	522	487
Contract liabilities	4,545	4,520
Other accrued expenses	4,313	6,396
Accrued Liabilities	$ 14,276	$ 15,404

Income Taxes: We recognize deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and determine the need for a valuation allowance based on a number of factors, including both positive and negative evidence. These factors include historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. We record a reserve for uncertain tax positions whenever appropriate. We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income tax matters in income tax expense line item within the Consolidated Statements of Comprehensive Income. In circumstances where we, or any of our affiliates, have incurred three years of cumulative losses which constitute significant negative evidence, positive evidence of equal or greater significance is needed to overcome the negative evidence before a tax benefit is recognized for deductible temporary differences and loss carryforwards.

Warranties: We offer assurance-type warranties for the limited number of specific products we manufacture.

We estimate the cost to perform under the warranty obligation and recognize this estimated cost at the time of the related product sale. We record expenses related to our warranty obligations as cost of sales in our Consolidated Statements of Comprehensive Income. Each quarter, we assess the actual warranty costs incurred on a product-by-product basis and compare the warranty costs to our estimated warranty obligation. With respect to new products, estimates are based generally on knowledge of the products and warranty experience.

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of products under warranty. Warranty reserves are included in accrued liabilities on our Consolidated Balance Sheets. The warranty reserves are determined based on known product failures, historical experience and other available evidence.

Changes in the warranty reserve during fiscal 2025 and fiscal 2024 were as follows (*in thousands*):

	Warranty Reserve
Balance at May 27, 2023	$ 725
Accruals for products sold	2
Utilization	(42)
Balance at June 1, 2024	$ 685
Accruals for products sold	202
Utilization	(53)
Balance at May 31, 2025	$ 834

Other Non-Current Liabilities: Other non-current liabilities of $1.2 million at May 31, 2025 and $0.8 million at June 1, 2024, primarily represent employee-benefits obligations in various non-U.S. locations.

Common and Class B Common Stock: We have authorized 17,000,000 shares of common stock and 3,000,000 shares of Class B common stock. The Class B common stock has 10 votes per share and has transferability restrictions; however, Class B common stock may be converted into common stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of common stock and Class B common stock rank equally and have the same rights, except that Class B common stock cash dividends are limited to 90% of the amount of Class A common stock cash dividends.

Revenue Recognition: We sell our products to customers in diversified industries and perform periodic credit evaluations of our customers' financial condition. Terms are generally open account, payable net 30 days in North America, and vary throughout Asia/Pacific, Europe and Latin America. Estimates of credit losses are recorded in the financial statements based on monthly reviews of outstanding accounts.

Our customers are generally not resellers, but rather businesses that incorporate our products into their processes from which they generate an economic benefit. The goods are also distinct in that each item sold to the customer is clearly identified on both the purchase order and resulting invoice. Each product we sell benefits the customer independently of the other products. Each item on each purchase order from the customer can be used by the customer unrelated to any other products we provide to the customer. We derive revenue from the sale of products. Generally, the performance obligation under contracts are satisfied when there is a transfer of control of the products to our customer, which is primarily upon shipment or, in certain instances, upon the delivery of the products to the named customer location.

We also generate revenue from repair, installation or training activities. The services we provide are relatively short in duration and are typically completed in one or two weeks. Therefore, at each reporting date, the amount of unbilled work is insignificant. The services revenue has consistently accounted for less than 5% of the Company's total revenues and is expected to continue at that level.

We record discounts taken based on historical experience. The policy varies by business unit. The Company allows returns with prior written authorization. We estimate returns based on historical experience. The Company maintains a reserve for returns based on historical trends that cover all contracts and revenue streams using the expected value method because we have a large number of contracts with similar characteristics, which is considered variable consideration. The reserve for returns creates a refund liability on our balance sheet as a contra trade accounts receivable as well as an asset in inventory. We value the inventory at cost due to there being minimal or no costs to the Company as we generally require the customer to pay freight and we typically do not have costs associated with activities such as relabeling or repackaging. The reserve is considered immaterial at each balance sheet date. Returns for defective product are typically covered by our suppliers' warranty, thus, returns for defective product are not factored into our reserve.

Principal versus agent guidance was considered for products that are provided by our suppliers versus manufactured by the Company. The Company acts as the principal as we are responsible for satisfying the performance obligation. We have primary responsibility for fulfilling the contract, we have inventory risk prior to delivery to our customer, we establish prices, our consideration is not in the form of a commission and we bear the credit risk. The Company recognizes revenue in the gross amount of consideration.

Contracts with customers

A revenue contract exists once a customer purchase order is received, reviewed and accepted. Each accepted purchase order identifies a distinct good or service as a performance obligation. The goods include standard products purchased from a supplier and stocked on our shelves, customized products purchased from a supplier, products that are customized or have value added to them in house prior to shipping to the customer and manufactured products. Prior to accepting a customer purchase order, we review the credit worthiness of the customer. Purchase orders are deemed to meet the collectability criterion once the customer's credit is approved. The Company receives advance payments or deposits from our customers before revenue is recognized resulting in contract liabilities. Contract liabilities are included in accrued liabilities in the Consolidated Balance Sheets.

On occasion, the Company enters bill-and-hold arrangements. Each bill-and-hold arrangement is reviewed and revenue is recognized only when the control has transferred to our customer and certain criteria have been met: (i) the reason for the bill-and-hold arrangement is substantive; (ii) the product is segregated from the Company's other inventory items held for sale; (iii) the product is ready for shipment to the customer; and (iv) the Company does not have the ability to use the product or direct it to another customer. The bill and hold revenue recognized was $4.0 million for fiscal 2025, $2.1 million for fiscal 2024 and $3.1 million for fiscal 2023.

Contract Liabilities: Contract liabilities and revenue recognized were as follows for the years ended May 31, 2025, June 1, 2024 and May 27, 2023 (*in thousands*):

	May 31, 2025	June 1, 2024	May 27, 2023
Contract liability	$ 4,545	$ 4,520	$ 3,283
Revenue recognition in the period from the amounts included in the contract liability at beginning of the year	4,520	3,283	4,966

The contract liability balance of $4.5 million on May 31, 2025 includes $0.8 million of deferred revenue from the disposal of Healthcare assets, which will be recognized over the next twelve months.

See Note 12, *Segment and Geographic Information,* for a disaggregation of revenue by reportable segment and geographic region, which represents how our Chief Operating Decision Maker ("CODM") reviews information internally to evaluate our financial performance and to make resource allocation and other decisions for the Company.

Customer Concentration: No single customer represented more than 10 percent of our total accounts receivable balance as of May 31, 2025 and June 1, 2024. No single customer represented more than 10 percent of the consolidated net sales in fiscal 2025 and fiscal 2024. In fiscal 2023, sales to one customer in our PMT segment totaled $31.2 million, which accounted for 12 percent of the Company's consolidated net sales.

Supplier Concentration: Two of our suppliers each represented more than 10 percent of our total cost of sales in fiscal 2025. Two of our suppliers each represented 11 percent of our total cost of sales in fiscal 2024. The amount owed to both suppliers for fiscal 2025 totaled $3.7 million as of May 31, 2025. The amount owed to both suppliers for fiscal 2024 totaled $3.8 million as of June 1, 2024.

Shipping and Handling Fees and Costs: Shipping and handling costs billed to customers are reported as revenue and the related costs are reported as a component of cost of sales.

Share-Based Compensation: We measure and recognize share-based compensation cost at fair value for all share-based payments, including stock options and restricted stock awards. We estimate fair value of stock options using the Black-Scholes option-pricing model, which requires assumptions such as expected volatility, risk-free interest rate, expected life and dividends. Restricted stock compensation expense is based on the Company's stock price at the date of the grant and is amortized over the vesting period.

We account for the forfeitures of share-based compensation in the period in which they occur. Compensation cost is recognized using a graded vesting schedule over the applicable vesting period. Share-based compensation expense totaled approximately $1.5 million during fiscal 2025, $1.3 million during fiscal 2024 and $0.9 million during fiscal 2023. The tax benefit for share-based compensation expense totaled approximately $0.4 million during fiscal 2025, $0.3 million during fiscal 2024 and $0.2 million during fiscal 2023.

Foreign Currency Translation: The functional currency is the local currency at all foreign locations, with the exception of Hong Kong, where the functional currency is the U.S. dollar. Balance sheet items for our foreign entities, included in our Consolidated Balance Sheets, are translated into U.S. dollars at end-of-period spot rates. Gains and losses resulting from translation of foreign subsidiary financial statements are credited or charged directly to accumulated other comprehensive income, a component of stockholders' equity. Revenues and expenses are translated at the current rate on the date of the transaction. Gains and losses resulting from foreign currency transactions are included in income. Foreign exchange gain (loss) reflected in our Consolidated Statements of Comprehensive Income were a $0.5 million gain during fiscal 2025, a $0.4 million loss during fiscal 2024 and a $0.3 million loss during fiscal 2023.

New Accounting Pronouncements - Adopted

In November 2023, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendment requires disclosures of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit of loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. The new guidance also requires that a public entity that has a single reportable segment provides all the disclosures required by the amendments in this update and all existing segment disclosures. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted the impact of this ASU effective May 31, 2025 and incorporated the required disclosures within Note 12 to the consolidated financial statements.

New Accounting Pronouncements - Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands the disclosures required in an entity's income tax rate reconciliation table and requires disclosure of income taxes paid in both U.S. and foreign jurisdictions. The amendments are effective for fiscal years beginning after December 15, 2024, with early adoption permitted, to be applied on a prospective basis, with retrospective application permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03 Income Statement (Topic 220): Reporting Comprehensive Income - Expense Disaggregation Disclosures, which requires an entity to disclose on an annual and interim basis, disaggregated information about specific income statement expense categories. The guidance should be applied prospectively with the option to apply the standard retrospectively. The standard becomes effective for the annual period starting on January 1, 2027 and interim periods starting on January 1, 2028. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and disclosures.

5. SHARE-BASED COMPENSATION

Stock options granted generally vest over a period of five years and have contractual terms to exercise of 10 years. A summary of stock option activity is as follows (*in thousands, except option prices and years*):

	Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (1)	
Options Outstanding at May 28, 2022	**1,148**	**$**	**7.82**			
Granted	194		15.58			
Exercised	(441)		8.58			
Forfeited	(20)		8.15			
Cancelled	(25)		11.67			
Options Outstanding at May 27, 2023	**856**	**$**	**9.07**			
Granted	205		15.51			
Exercised	(75)		7.91			
Forfeited	(18)		9.32			
Cancelled	(10)		11.70			
Options Outstanding at June 1, 2024	**958**	**$**	**10.51**			
Granted	184		11.89			
Exercised	(47)		6.76			
Forfeited	(6)		11.80			
Cancelled	(17)		10.11			
Options Outstanding at May 31, 2025	**1,072**	**$**	**10.91**	**6.3**	**$**	**1,087**
Options Vested at May 31, 2025	**565**	**$**	**9.27**	**4.8**	**$**	**889**

(1) Includes only those options that were in-the-money as of May 31, 2025. Stock options for which the exercise price exceeded the market price have been omitted. Fluctuations in the intrinsic value of both outstanding and exercisable options may result from changes in underlying stock price and timing and volume of option grants, exercises and forfeitures.

There were 47,440 stock options exercised during fiscal 2025, with cash received of $0.3 million. The total intrinsic value of options exercised was $0.3 million during fiscal 2025, $0.3 million during fiscal 2024 and $4.7 million for fiscal 2023. The weighted average fair value of stock option grants was $4.95 during fiscal 2025, $6.33 during fiscal 2024 and $5.44 during fiscal 2023. As of May 31, 2025, total unrecognized compensation costs related to unvested stock options and restricted stock awards was approximately $2.7 million, which is expected to be recognized over the remaining weighted average period of approximately two to four years. The total grant date fair value of stock options vested during fiscal 2025 was $0.5 million.

The fair value of stock options is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year Ended					
	May 31, 2025		June 1, 2024		May 27, 2023	
Expected volatility		48.07%		44.80%		39.12%
Risk-free interest rate		4.17%		4.02%		3.09%
Expected live (years)		5.67		5.61		5.47
Annual cash dividend	$	0.24	$	0.24	$	0.24

The expected volatility assumptions are based on historical experience commensurate with the expected term. The risk-free interest rate is based on the yield of a treasury note with a remaining term equal to the expected life of the stock option. The expected term of stock options is estimated from the vesting period of the award and represents the weighted average period that our stock options are expected to be outstanding.

As of May 31, 2025, a summary of restricted stock award transactions was as follows (*in thousands*):

	Unvested Restricted Shares
Unvested at May 27, 2023	125
Granted	45
Vested	(66)
Unvested at June 1, 2024	104
Granted	74
Vested	(78)
Unvested at May 31, 2025	100

Compensation effects arising from issuing stock awards have been charged against income and recorded as additional paid-in-capital in the Consolidated Statements of Stockholders' Equity during fiscal 2025, fiscal 2024 and fiscal 2023.

The Amended and Restated 2011 Long-Term Incentive Compensation Plan (the "Plan") authorizes the issuance of up to 3,500,000 shares as incentive stock options, non-qualified stock options or stock awards. Under this plan, 443,000 shares are reserved for future issuance. The Plan authorizes the granting of stock options at the fair market value at the date of grant. Generally, these options become exercisable over five years and expire up to 10 years from the date of grant. Restricted stock awards vest on the anniversary of the grant date in three equal installments.

6.   EARNINGS PER SHARE ("EPS")

Our Class B common stock is considered a participating security requiring the use of the two-class method for the computation of basic and diluted earnings per share. The two-class computation method for each period reflects the cash dividends paid per share for each class of stock, plus the amount of allocated undistributed earnings per share computed using the participation percentage which reflects the dividend rights of each class of stock. Basic and diluted earnings per share were computed using the two-class method. The shares of Class B common stock are considered to be participating convertible securities since the shares of Class B common stock are convertible on a share-for-share basis into shares of common stock and may participate in dividends with common stock according to a predetermined formula which is 90% of the amount of Class A common stock cash dividends.

The allocation of undistributed (loss) earnings between common stock and Class B common stock is based on the relationship of the weighted shares outstanding for the respective stock class (common or Class B) to the total of the weighted shares outstanding for common stock and 90% of the weighted shares outstanding for Class B common stock. The adjustment to the number of outstanding Class B common stock shares reflects the limitation of Class B common stock dividends to 90% of common stock dividends.

The EPS presented in our Consolidated Statements of Comprehensive Income are based on the following (*in thousands, except per share amounts*):

| | For the Fiscal Year Ended | | | | | |
| | May 31, 2025 | | June 1, 2024 | | May 27, 2023 | |
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Numerator for Basic and Diluted EPS:						
Net (loss) income	$ (1,143)	$ (1,143)	$ 61	$ 61	$ 22,333	$ 22,333
Less dividends:						
Common stock	2,964	2,964	2,933	2,933	2,877	2,877
Class B common stock	443	443	443	443	443	443
Undistributed (loss) earnings	$ (4,550)	$ (4,550)	$ (3,315)	$ (3,315)	$ 19,013	$ 19,013
Common stock undistributed (loss) earnings	$ (3,957)	$ (3,957)	$ (2,880)	$ (2,887)	$ 16,467	$ 16,573
Class B common stock undistributed (loss) earnings	(593)	(593)	(435)	(428)	2,546	2,440
Total undistributed (loss) earnings	$ (4,550)	$ (4,550)	$ (3,315)	$ (3,315)	$ 19,013	$ 19,013
Denominator for Basic and Diluted EPS:						
Common stock weighted average shares	12,298	12,298	12,214	12,214	11,943	11,943
Effect of dilutive securities						
Dilutive stock options and awards		—		250		599
Denominator for diluted EPS adjusted for weighted average shares and assumed conversions		12,298		12,464		12,542
Class B common stock weighted average shares, and shares under if-converted method for diluted EPS	2,049	2,049	2,051	2,051	2,052	2,052
Net (loss) income per share:						
Common stock	$ (0.08)	$ (0.08)	$ 0.00	$ 0.00	$ 1.62	$ 1.55
Class B common stock	$ (0.07)	$ (0.07)	$ 0.00	$ 0.00	$ 1.46	$ 1.40

Note: There were 232 common stock options and awards that were anti-dilutive and not included in the diluted earnings per share for fiscal 2025. There were no common stock options that were anti-dilutive for fiscal 2024 and fiscal 2023.

7.   REVOLVING CREDIT FACILITY

The Company entered into a Credit Agreement (as amended by the First Amendment to the Credit Agreement dated April 9, 2025, the "Credit Agreement") for a three-year Revolving Credit Facility with PNC Bank N.A. on March 20, 2023 (the "Revolving Credit Facility"). The Revolving Credit Facility will mature on March 20, 2026.

The First Amendment to the Credit Agreement modified the definition of "Consolidated EBITDA" to consider the non-recurring non-cash loss in the amount up to $4.9 million recognized by the Company in connection with the Asset Purchase Agreement, dated January 24, 2025, between the Company and DirectMed. Borrowings under the Revolving Credit Facility, including the swingline loan and letter of credit sub-facility extended to the Company thereunder, are secured by (i) a continuing first priority lien on and security interest in and to substantially all of the assets of the Company and its domestic subsidiaries and (ii) a continuing first priority pledge of the Pledged Collateral of the Company and the Guarantors identified in the Security Agreement and the Pledge Agreement executed in connection with the Revolving Credit Facility. The combined maximum borrowings under the Revolving Credit Facility are $30 million. Proceeds of borrowings may be used for working capital and general corporate purposes. The Company utilized $1.0 million of the credit line and repaid that $1.0 million during fiscal 2025. There was no amount outstanding under the Revolving Credit Facility as of May 31, 2025.

The Credit Agreement provides that the Company must maintain compliance with a maximum consolidated leverage ratio covenant and a minimum consolidated fixed charge coverage ratio, each as determined in accordance with the Credit Agreement. The Credit Agreement also contains affirmative, negative and financial covenants customary for financings of this type, including, among other things, limitations on certain other indebtedness, loans and investments, liens, mergers, asset sales, and transactions with affiliates, as well as customary events of default for financings of this type. The Company was in compliance with financial covenants under the Credit Agreement as of May 31, 2025.

Borrowings under the Revolving Credit Facility will bear interest at a rate per annum selected by the Company from the following options: (a) Term secured overnight financing rate ("SOFR") for the applicable Interest Period, plus the SOFR Adjustment for the applicable Interest Period, plus 1.25%; (b) Base Rate plus 0.25% or (c) Daily Simple risk free rate ("RFR") for Euros, plus the RFR Adjustment, plus 1.25%. Letters of credit issued under the letter of credit sub-facility will have a letter of credit fee equal to 1.25% per annum. The fee for the unused portion of the credit line is 0.10%.

8. LEASES

The Company leases real and personal property in the normal course of business under various operating leases. The Company uses operating leases for facility space and automobiles. Most of the leased facility space is for sales and general office use. Automobile leases are used throughout the Company. Several leases include renewal clauses which vary in length and may not include specific rent renewal amounts. The Company will revise the value of the right of use assets and associated lease liabilities upon a remeasurement event.

The gross amounts of assets and liabilities related to operating leases on May 31, 2025 and June 1, 2024 were as follows *(in thousands)*:

Lease Type	May 31, 2025	June 1, 2024
Right of use lease assets	$ 2,276	$ 2,760
Lease liabilities current	$ 1,171	$ 1,169
Lease liabilities non-current	$ 1,105	$ 1,591

The components of lease costs for fiscal 2025, fiscal 2024 and fiscal 2023 were as follows *(in thousands)*:

		Fiscal Year Ended		
Lease Type	Classification	May 31, 2025	June 1, 2024	May 27, 2023
Consolidated operating lease expense	Operating expenses	$ 1,610	$ 1,745	$ 1,721

Rent expenses for fiscal 2025, fiscal 2024 and fiscal 2023 were $1.4 million, $1.5 million, and $1.5 million, respectively.

Our future lease commitments for minimum rentals, including common area maintenance charges and property taxes during the next five years are as follows *(in thousands)*:

Fiscal Year	Operating Leases
2026	$ 1,258
2027	691
2028	293
2029	161
Total lease payments	2,403
Lease inputted interest	127
Net minimum lease payments	$ 2,276

The weighted average remaining lease terms and interest rates of leases held by the Company as of May 31, 2025 and June 1, 2024 were as follows:

Operating Leases as of:	Weighted Average Remaining Lease Term in Years	Weighted Average Interest Rate
May 31, 2025	4.1	5.1%
June 1, 2024	2.9	4.5%

The cash activities associated with our leases for fiscal 2025, fiscal 2024 and fiscal 2023 were as follows *(in thousands)*:

		Fiscal Year Ended		
Cash Flow Source	Classification	May 31, 2025	June 1, 2024	May 27, 2023
Operating cash flows from operating leases	Operating activities	$ 1,384	$ 1,329	$ 566

9. INCOME TAXES

(Loss) income before income taxes included the following components (*in thousands*):

	Fiscal Year Ended		
	May 31, 2025	June 1, 2024	May 27, 2023
United States	$ (5,912)	$ (3,274)	$ 22,258
Foreign	4,381	3,431	2,772
(Loss) income before income taxes	$ (1,531)	$ 157	$ 25,030

The (benefit) provision for income taxes for fiscal 2025, fiscal 2024 and fiscal 2023 consisted of the following (*in thousands*):

	Fiscal Year Ended		
	May 31, 2025	June 1, 2024	May 27, 2023
Current:			
Federal	$ 1,858	$ (2,020)	$ 954
State	45	(141)	1,212
Foreign	966	1,235	547
Total current	2,869	(926)	2,713
Deferred:			
Federal	(3,764)	(26)	—
State	595	1,007	—
Foreign	(88)	41	(16)
Total deferred	(3,257)	1,022	(16)
Income tax (benefit) provision	$ (388)	$ 96	$ 2,697

The differences between income taxes at the U.S. federal statutory income tax rate of 21.0% for fiscal 2025, fiscal 2024 and fiscal 2023 and the reported income tax provision for fiscal 2025, fiscal 2024 and fiscal 2023, are summarized as follows:

	Fiscal Year Ended		
	May 31, 2025	June 1, 2024	May 27, 2023
Federal statutory rate	21.0%	21.0%	21.0%
Effect of:			
State income taxes, net of federal tax benefit	16.8	(90.1)	3.6
Foreign income inclusion	(3.2)	149.0	0.5
Foreign taxes at other rates	(10.8)	189.0	0.4
Permanent tax differences	(3.0)	(93.0)	0.1
Tax reserves	(18.2)	63.7	0.1
Change in valuation allowance for deferred tax assets	(40.3)	548.6	(7.0)
Foreign return to provision adjustments	13.5	179.9	(0.7)
Restricted stock	3.3	(33.6)	(3.1)
Research and development credit	28.9	(302.1)	(3.7)
U.S. return to provision adjustments	18.1	(648.6)	—
Other	(0.7)	77.6	(0.4)
Effective tax rate	25.4%	61.4%	10.8%

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Our deferred tax assets and liabilities reflect operations as of May 31, 2025 and June 1, 2024. Significant components were as follows (*in thousands*):

	Fiscal Year Ended			
	May 31, 2025		June 1, 2024	
Deferred tax assets:				
Net operating loss carryforwards - foreign and domestic	$	1,969	$	1,940
Inventory valuations		1,883		1,475
Goodwill		107		895
Research and Development tax credits		125		—
Deferred revenue		319		—
Severance reserve		154		131
Foreign capital loss		1,063		949
Section 174 capitalization		3,643		2,305
Other		3,325		1,926
Subtotal		12,588		9,621
Valuation allowance - foreign and domestic		(2,804)		(2,116)
Net deferred tax assets after valuation allowance		9,784		7,505
Deferred tax liabilities:				
Accelerated depreciation		(1,120)		(2,071)
Tax on undistributed earnings		—		(24)
Other		(1)		—
Subtotal		(1,121)		(2,095)
Net deferred tax assets	$	8,663	$	5,410
Supplemental disclosure of net deferred tax assets, excluding valuation allowance:				
Domestic	$	10,205	$	6,405
Foreign		1,263		1,121
Total	$	11,468	$	7,526

During fiscal 2025, the Company recorded Research and Development ("R&D") tax credits of $0.4 million. These credits represent the expected U.S. federal credits to be claimed for fiscal 2025.

Net deferred tax assets related to domestic state net operating loss ("NOL") carryforwards amounted to approximately $1.9 million as of May 31, 2025 and $1.8 million as of June 1, 2024. Net deferred tax assets related to foreign NOL carryforwards were $0.1 million as of both May 31, 2025 and June 1, 2024 with various or indefinite expiration dates. During the fourth quarter of fiscal 2025 we increased the valuation allowance on the state net operating losses by $0.6 million resulting in a total valuation allowance against state net operating losses of $1.7 million.

We have historically determined that undistributed earnings of our foreign subsidiaries, to the extent of cash available, will be repatriated to the U.S. The deferred tax liability on the outside basis difference is now primarily withholding tax on future dividend distributions. There was no deferred tax liability related to undistributed earnings of our foreign subsidiaries in fiscal 2025 and less than $0.1 million in fiscal 2024.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to support a more likely than not assertion that its deferred tax assets will be realized. A significant component of objective evidence evaluated was the cumulative income or loss incurred in each jurisdiction over the three-year period ended May 31, 2025. We considered other positive evidence in determining the need for a valuation allowance in the U.S. including the subpart F and GILTI inclusions of our foreign earnings, the changes in our business performance in recent years and the utilization of federal NOLs. The weight of this positive evidence is sufficient to outweigh other negative evidence in evaluating our need for a valuation allowance in the U.S. federal jurisdiction. As a result of the positive evidence outweighing the negative evidence for the year ended May 31, 2025, no additional valuation allowance on the U.S. federal deferred tax items was recorded. As of May 31, 2025, we recorded an additional $0.6 million valuation allowance on state NOLs as there was more negative evidence which limited the Company's ability to utilize the state NOLs, including the anticipated expiration of some state NOLs prior to utilization and legislation restrictions for some states.

As of May 31, 2025, a valuation allowance of $2.8 million was recorded, representing the portion of the deferred tax asset that management does not believe is more likely than not to be realized. The valuation allowance as of June 1, 2024 was $2.1 million. The valuation allowance relates to state NOLs ($1.7 million) and deferred tax assets in foreign jurisdictions where historical taxable losses have been incurred ($1.1 million). The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

Income taxes paid/(refunded), including foreign estimated tax payments, were $1.8 million, less than $0.1 million and $4.8 million, during fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

In the normal course of business, we are subject to examination by taxing authorities throughout the world. Years prior to fiscal 2015 are closed for examination under the statute of limitation for U.S. federal and U.S. state. In The Netherlands, years prior to fiscal 2020 are closed for examination. We are under examination in Germany for fiscal years 2019 to 2022. During the third quarter of fiscal 2025, we received a notice from the State of Illinois for an income tax audit covering the period from June 2021 to May 2023. The Company has provided all the documentation requested and is waiting to hear from the State of Illinois office for further action. We have no other current open audits in the U.S.

The Company recorded $0.3 million related to uncertain tax positions as of May 31, 2025 as compared to $0.1 million as of June 1, 2024. We record interest related to uncertain tax positions in the income tax expense line item within the Consolidated Statements of Comprehensive Income. Accrued interest was included within the related tax liability line in the Consolidated Balance Sheets. We have recorded a liability of less than $0.1 million for interest as of May 31, 2025.

The following table summarizes the activity related to the unrecognized tax benefits *(in thousands)*:

	Fiscal Year Ended	
	May 31, 2025	June 1, 2024
Unrecognized tax benefits, beginning of period	$ 93	$ —
Reserve on R&D credits	242	93
Unrecognized tax benefits, end of period	$ 335	$ 93

Subsequent to year end, on July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law. Key income tax-related provisions of the OBBBA relevant to the Company include the removal of mandatory capitalization of domestic research and development expenditures, permanent extension of bonus depreciation and revisions to international tax regimes. The Company is evaluating the financial implications of the OBBBA and will begin reflecting its effects in its first quarter of fiscal 2026. The Company estimates that the legislation will not have a material impact on its effective income tax rate in future periods relative to prior periods.

10. EMPLOYEE BENFITS

The employee profit-sharing plan is a defined contribution profit-sharing plan. The profit-sharing plan has a 401(k) provision whereby we match 50% of employee contributions up to 6.0% of pay for fiscal 2025, fiscal 2024 and fiscal 2023. Charges to expense for matching contributions to this plan were $0.9 million, $0.9 million and $1.0 million, during fiscal 2025, fiscal 2024 and fiscal 2023, respectively.

11. DISPOSAL OF HEALTHCARE ASSETS AND OTHER CHARGES

On January 24, 2025, the Company entered into an Asset Purchase Agreement with DirectMed. Pursuant to the terms and subject to the conditions of the Purchase Agreement, DirectMed purchased assets of the Company used in the operation of its International Medical Equipment and Service ("IMES") business as well as ALTA tube and related inventory (the "IMES Sale"). The IMES Sale transaction closed simultaneously with the execution of the Asset Purchase Agreement on January 24, 2025.

Under the terms of the Asset Purchase Agreement, the Company sold a substantial portion of the assets comprising its Healthcare reportable segment to DirectMed for an initial consideration of $8.2 million and entered into an exclusive 10-year global supply agreement in which Richardson will supply DirectMed with repaired Siemens CT X-ray tubes ("Siemens CT Supply Agreement"). Additionally, the Company will continue manufacturing a limited quantity of ALTA CT X-ray tubes exclusively for DirectMed under a supply agreement ("ALTA CT Supply Agreement").

Consideration received of $8.0 million from DirectMed was allocated between the asset sale and the ALTA CT Supply Agreement based on their respective fair values (measured using Level 3 inputs) as follows: $6.8 million allocated to the asset sale and $1.2 million allocated to the ALTA CT Supply Agreement. The consideration related to the ALTA CT Supply Agreement has been initially recorded as deferred revenue within other liabilities in the Consolidated Balance Sheets and will be recognized into income as ALTA tubes are sold. Deferred revenue as of May 31, 2025 was $0.8 million.

In conjunction with the IMES Sale, other non-cash charges were incurred relating to the write-down of CT tube component inventory not transferred to the buyer and not expected to be used by the Company of $1.4 million, and an impairment of specific property, plant and equipment of $0.5 million that will be used to satisfy the ALTA CT Supply Agreement, which are included in the total loss recorded for the fiscal year ended May 31, 2025.

A summary of the $5.1 million disposal loss and other charges is shown in the following table (in thousands):

Proceeds from IMES sale attributable to disposal of healthcare assets	$	6,827
Assets sold:		
Accounts receivable		1,004
Inventories, net		7,123
Property, plant and equipment, net		264
Intangible assets, net		1,117
Transaction related costs		448
Loss on disposal of healthcare assets		(3,129)
Other charges:		
Loss on write-down of healthcare related inventory not disposed of		1,420
Impairment of property, plant and equipment, net to satisfy ALTA CT Supply Agreement		525
Total loss	$	(5,074)

12. SEGMENT AND GEOGRAPHIC INFORMATION

The Company reports its financial performance to its CODM based on the four operating and reportable segments defined as follows:

Power and Microwave Technologies ("PMT") includes the power grid and microwave tube business and RF, Wireless and Power technologies. PMT provides design-in support, systems integration, prototype design and manufacturing, testing, logistics and aftermarket technical service and repair PMT also offers its customers technical services for both microwave and industrial equipment.

Green Energy Solutions ("GES") designs and manufactures products for the energy storage market and power management applications. We provide design-in support, systems integration, prototype design and manufacturing, testing, logistics and aftermarket technical service and repair.

Canvys provides customized display solutions serving the corporate enterprise, financial, healthcare, industrial and medical original equipment manufacturers markets. Display solutions include touch screens, protective panels, custom enclosures, All-In-One computers, specialized cabinet finishes and application specific software packages and certification services.

Healthcare manufactures, repairs, refurbishes and distributes high value replacement parts and equipment for the healthcare market including hospitals, medical centers, asset management companies, independent service organizations and multi-vendor service providers. Products include diagnostic imaging replacement parts for CT and MRI systems; replacement CT and MRI tubes; CT service training; MRI and RF amplifiers; hydrogen thyratrons, klystrons, magnetrons; flat panel detector upgrades; pre-owned CT systems; and additional replacement solutions currently under development for the diagnostic imaging service market. After the January 2025 sale of certain assets to DirectMed, the Company manufactures and repairs CT tubes and sells them to exclusively to DirectMed under an supply agreement.

The CODM for Richardson Electronics, Ltd. is Edward J. Richardson (Chairman, Chief Executive Officer and President). The CODM utilizes segment gross profit compared to both the current forecast and the prior year to analyze and assess financial performance by segment. The CODM's assessment of each segment's financial performance is utilized to deliberate and execute decisions to allocate resources to manage the growth and profitability of the individual segments and the entire Company. Inventories, net is the only segment asset metric analyzed and reviewed by the CODM.

Operating results by segment are summarized in the following tables (*in thousands*):

	Fiscal Year Ended May 31, 2025				
	PMT	GES	Canvys	Healthcare	Total
Sales	$ 137,752	$ 28,719	$ 33,145	$ 9,293	$ 208,909
Cost of sales	95,197	19,689	22,256	6,967	144,109
Gross profit	42,555	9,030	10,889	2,326	64,800
Selling, general and administrative expenses					62,173
Loss on disposal of property, plant and equipment					16
Loss on disposal of healthcare assets and other charges					5,074
Operating loss					(2,463)
Interest income					392
Foreign exchange gain					496
Other, net					44
Loss before income taxes					$ (1,531)

	Fiscal Year Ended June 1, 2024				
	PMT	GES	Canvys	Healthcare	Total
Sales	$ 128,697	$ 23,233	$ 32,444	$ 12,086	$ 196,460
Cost of sales	89,980	16,626	21,471	8,417	136,494
Gross profit	38,717	6,607	10,973	3,669	59,966
Selling, general and administrative expenses					59,548
Loss on disposal of property, plant and equipment					70
Operating income					348
Interest income					284
Foreign exchange loss					(436)
Other, net					(39)
Income before income taxes					$ 157

	Fiscal Year Ended May 27, 2023				
	PMT	GES	Canvys	Healthcare	Total
Sales	$ 164,299	$ 47,596	$ 39,331	$ 11,432	$ 262,658
Cost of sales	110,210	33,877	26,956	7,926	178,969
Gross profit	54,089	13,719	12,375	3,506	83,689
Selling, general and administrative expenses					58,713
Gain on disposal of property, plant and equipment					(7)
Operating income					24,983
Interest income					295
Foreign exchange loss					(278)
Other, net					30
Income before income taxes					$ 25,030

The segment assets, which consist of inventories, net are summarized in the following table (in thousands):

	PMT	GES	Canvys	Healthcare	Total Segment Assets
2025	$ 72,538	$ 17,367	$ 9,289	$ 3,605	$ 102,799
2024	67,068	20,857	9,457	12,767	110,149

The reconciliations of segment assets to the Consolidated Balance Sheets are summarized in the following table (in thousands):

	May 31, 2025	June 1, 2024
Total segment assets	$ 102,799	$ 110,149
Cash and cash equivalents	35,901	24,263
Accounts receivable	24,117	24,845
Other current assets	3,070	2,397
Property, plant and equipment, net	18,355	20,681
Intangible assets, net	345	1,641
Right of use lease assets	2,276	2,760
Other non-current assets	228	209
Non-current deferred income taxes	8,744	5,500
Total assets	$ 195,835	$ 192,445

Geographic net sales information is primarily grouped by customer destination into five areas: North America; Asia/Pacific; Europe; Latin America; and Other.

Net sales and gross profit by geographic region are summarized in the following table (*in thousands*):

	Fiscal Year Ended		
	May 31, 2025	June 1, 2024	May 27, 2023
Net Sales			
North America (1)	$ 91,096	$ 77,269	$ 112,214
Asia/Pacific (2)	43,211	45,264	59,557
Europe (3)	64,949	61,476	62,017
Latin America (2)	8,366	10,908	28,924
Other (4)	1,287	1,543	(54)
Total	$ 208,909	$ 196,460	$ 262,658
Gross Profit			
North America (1)	$ 36,718	$ 29,306	$ 43,580
Asia/Pacific (2)	13,890	13,682	18,775
Europe (2)	18,572	18,516	18,760
Latin America (2)	3,236	3,983	7,735
Other (4)	(7,616)	(5,521)	(5,161)
Total	$ 64,800	$ 59,966	$ 83,689

(1) *Primarily applicable to the United States. No other country generated a material amount.*

(2) *No country generated a material amount.*

(3) *Primarily applicable to Germany and Netherlands. No other country generated a material amount.*

(4) *Includes primarily net sales not allocated to a specific geographical region, unabsorbed value-add cost and other unallocated expenses.*

Net assets by geographic region are summarized in the following table (*in thousands*):

	Fiscal Year Ended	
	May 31, 2025	June 1, 2024
Net Assets		
North America (1)	$ 92,312	$ 100,550
Asia/Pacific (2)	12,483	10,895
Europe (3)	50,167	44,521
Latin America (2)	1,697	1,986
Total	$ 156,659	$ 157,952

    (1) Primarily applicable to the United States. No other country generated a material amount.

    (2) No country generated a material amount.

    (3) Primarily applicable to Germany and Netherlands. No other country generated a material amount.

The Company had long-lived assets of $20.5 million as of May 31, 2025 and $25.1 million as of June 1, 2024. The long-lived assets which include property, plant and equipment-net, intangible assets-net and right of use lease assets, were primarily in the U.S. There were approximately $2.1 million of long-lived assets that belong to our foreign affiliates as of May 31, 2025 and $2.1 million as of June 1, 2024.

13.   RISKS AND UNCERTAINTIES

Our business and the companies with which we do business are subject to risks and uncertainties caused by factors beyond our control. Such factors include economic pressures related to inflation, rising interest rates, economic weakness or recession, as well as geopolitical and public health, tightening labor markets, and pandemics. These and other similar conditions and events have in the past and could in the future disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

14.   VALUATION AND QUALIFYING ACCOUNTS

The following table presents the valuation and qualifying account activity for fiscal years ended May 31, 2025, June 1, 2024 and May 27, 2023 (*in thousands*):

Description	Balance at beginning of period	Charged to expense	Deductions	Balance at end of period
Year ended May 31, 2025				
Allowance for credit losses	$ 323	$ 84 [1]	$ (157)[2]	$ 250
Inventory provisions	5,975	1,970 [3]	(344)[4]	7,601
Year ended June 1, 2024				
Allowance for credit losses	$ 191	$ 144 [1]	$ (12)[2]	$ 323
Inventory provisions	5,868	606 [3]	(499)[4]	5,975
Year ended May 27, 2023				
Allowance for credit losses	$ 186	$ 50 [1]	$ (45)[2]	$ 191
Inventory provisions	6,060	466 [3]	(658)[4]	5,868

Notes:

(1) Provision for credit losses.

(2) Uncollectible amounts written off, net of recoveries and foreign currency translation.

(3) Charges to cost of sales. Included in fiscal 2025 were inventory write-downs of $1.5 million for Healthcare, $0.4 million for PMT and $0.1 million for Canvys.

(4) Inventory disposed or sold, net of foreign currency translation.

15. **SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)** (*in thousands, except per share amounts*):

Description	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2025				
Net sales	$ 53,725	$ 49,491	$ 53,804	$ 51,889
Gross profit	16,426	15,326	16,673	16,375
Net income (loss)	590	(751)	(2,057) (1)	1,075
Net income (loss) per share:				
Common stock - basic	$ 0.04	$ (0.05)	$ (0.15)	$ 0.08
Class B common stock - basic	0.04	(0.05)	(0.13)	0.07
Common stock - diluted	0.04	(0.05)	(0.15)	0.08
Class B common stock - diluted	0.04	(0.05)	(0.13)	0.07
(1) Reported loss includes a $3.6 million disposal loss on healthcare assets.				
Fiscal 2024				
Net sales	$ 52,581	$ 44,130	$ 52,375	$ 47,374
Gross profit	17,264	12,542	15,436	14,724
Net income (loss)	1,227	(1,797)	750	(119)
Net income (loss) per share:				
Common stock - basic	$ 0.09	$ (0.13)	$ 0.05	$ (0.01)
Class B common stock - basic	0.08	(0.12)	0.05	(0.01)
Common stock - diluted	0.09	(0.13)	0.05	(0.01)
Class B common stock - diluted	0.08	(0.12)	0.05	(0.01)

ITEM 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None**.**

ITEM 9A. Controls and Procedures

(a)   Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of May 31, 2025.

Disclosure controls and procedures are intended to provide reasonable assurance that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of May 31, 2025, at a reasonable assurance level.

(b)   Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of the Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the effectiveness of our internal control over financial reporting as of May 31, 2025, based on the framework in the *Internal Control-Integrated Framework (2013)* published by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective as of May 31, 2025.

Management's assessment of the effectiveness of our internal control over financial reporting as of May 31, 2025, has been audited by BDO USA, P.C., an independent registered public accounting firm, as stated in their report, which is included herein.

(c)   Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Richardson Electronics, Ltd.
LaFox, Illinois

Opinion on Internal Control over Financial Reporting

We have audited Richardson Electronics Ltd.'s (the "Company's") internal control over financial reporting as of May 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of May 31, 2025 and June 1, 2024, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended May 31, 2025, and the related notes and our report dated August 4, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.

Chicago, Illinois
August 4, 2025

ITEM 9B. Other Information

10b5-1 Trading Arrangement

During the most recently completed fiscal quarter, no director or officer of the Company adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (in each case, as defined in Item 408 of Regulation S-K).

Insider Trading Policies

The Company has adopted insider trading policies and procedures governing the purchase, sale and other disposition of its securities by directors, officers and employees that management believes are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and any listing standards applicable to the company. A copy of the Company's insider trading policy is attached as Exhibit 19.1 hereto.

ITEM 9C. Disclosures Regarding Foreign Jurisdictions that Prevent Inspections

None.

ITEM 10. Directors, Executive Officers and Corporate Governance

Information concerning directors and executive officers of the registrant will be contained in our Proxy Statement to be issued in connection with our Annual Meeting of Stockholders scheduled to be held on October 7, 2025 and is incorporated herein by reference.

ITEM 11. Executive Compensation

Information concerning executive compensation will be contained in our Proxy Statement to be issued in connection with our Annual Meeting of Stockholders scheduled to be held on October 7, 2025 and is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership of certain beneficial owners and management will be contained in our Proxy Statement to be issued in connection with our Annual Meeting of Stockholders scheduled to be held on October 7, 2025 and is incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth information as of May 31, 2025, with respect to compensation plans under which equity securities were authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Per Share Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity Compensation Plans Approved by Security Holders	1,048,024	$ 10.86	443,054
Equity Compensation Plans Not Approved by Security Holders	23,564	12.95 *(1)*	—
Total	1,071,588	$ 10.91	443,054

(1) Options issued in 1987 pursuant to an employment contract with a former officer and director of Richardson Electronics, Ltd.

Delinquent Section 16 Reports

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10 percent stockholders to file reports of initial ownership and reports of changes in ownership in RELL common stock. To the best of our knowledge, RELL's directors, executive officers and 10 percent stockholders complied with the requirements of Section 16(a) in a timely manner during fiscal 2025.

ITEM 13. Certain Relationships and Related Transactions and Director Independence

Information concerning certain relationships and related transactions will be contained in our Proxy Statement to be issued in connection with our Annual Meeting of Stockholders scheduled to be held on October 7, 2025 and is incorporated herein by reference.

ITEM 14. Principal Accountant Fees and Services

Information concerning accountant fees and services will be contained in our Proxy Statement to be issued in connection with our Annual Meeting of Stockholders scheduled to be held on October 7, 2025 and is incorporated herein by reference.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

(a) List of Documents Filed as a Part of This Report:

(1) Index to Consolidated Financial Statements:

Report of BDO USA, P.C., Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as of May 31, 2025 and June 1, 2024.

Consolidated Statements of Comprehensive Income for each of the three years ended May 31, 2025, June 1, 2024 and May 27, 2023.

Consolidated Statements of Cash Flows for each of the three years ended May 31, 2025, June 1, 2024 and May 27, 2023.

Consolidated Statements of Stockholders' Equity for each of the three years ended May 31, 2025, June 1, 2024 and May 27, 2023.

Notes to Consolidated Financial Statements.

(2) Index to Financial Statement Schedules:

All schedules have been omitted because the required information is included in the consolidated financial statements or the notes thereto or is not applicable or required. See Exhibit Index.

(b) Financial Statements and Financial Statement Schedules.

Our consolidated financial statements being filed as part of this Form 10-K are filed on Item 8 of this Form 10-K. All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(c) Financial Statements required by S-X (17 CFR 210).

None.

ITEM 16. Form 10-K Summary

None

EXHIBIT INDEX

Exhibit Number	Description
2(a)	Purchase Agreement between the Company and International Medical Equipment & Services, Inc. dated June 15, 2015 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on June 17, 2015).
3(a)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Annex III of the Proxy Statement filed August 22, 2014).
3(b)	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on June 12, 2017).
4*	Description of the Company's Securities.
5.1	First Amendment to Credit Agreement dated April 9, 2025, by and among the Company, the Guarantors party thereto, the Lenders party thereto, and PNC Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 5.01 to the Company's Quarterly Report on Form 10-Q filed with the SEC on April 10, 2025).
10(a) †	Richardson Electronics, Ltd. 2011 Long-Term Incentive Plan (incorporated by reference to Annex A to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 23, 2011).
10(a)(i) †	Amendment to the Richardson Electronics, Ltd. 2011 Long-Term Incentive Plan (incorporated by reference to Annex II to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 22, 2014).
10(a)(ii)†	Amendment Two to the Richardson Electronics, Ltd. 2011 Long-Term Incentive Plan (incorporated by reference to Annex I to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 24, 2018).
10(b) †	Amended and Restated Edward J. Richardson Incentive Plan (incorporated by reference to Appendix A to the Company's Proxy Statement on Schedule 14A, filed with the SEC on August 30, 2012).
10(c) †	Richardson Electronics, Ltd. 2006 Stock Option Plan for Non-Employee Directors (incorporated by reference to Exhibit A to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on September 12, 2005).
10(d) †	Employment, Nondisclosure and Non-Compete Agreement, dated June 1, 2004, by and between the Company and Wendy Diddell (incorporated by reference to Exhibit 10.47 to the Company's Amendment No. 4 to the Registration Statement on Form S-1, Registration No. 333-113568, filed June 14, 2004).
10(d)(i) †	First Amendment to Employment, Nondisclosure and Non-Compete Agreement, dated May 31, 2007, by and between the Company and Wendy Diddell (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 6, 2007).
10(e) †	Employment, Nondisclosure and Non-Compete Agreement dated June 26, 2014, by and between the Company and Gregory J. Peloquin (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on June 27, 2014).
10(f)	Credit Agreement among the Company, the Guarantors party thereto, the Lenders party thereto and PNC Bank NA, as Administrative Agent, Swingline Lender and Issuing Lender thereunder (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 23, 2023).
10(g)	Security Agreement among the Company, the Guarantors party thereto, and PNC Bank N.A., as Administrative Agent (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 23, 2023).

10(h)	Pledge Agreement among the Company, the Guarantors party thereto, and PNC Bank N.A, as administrative Agent (incorporated by reference to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 23, 2023).
10(i) †	Employment, Nondisclosure and Non-Compete Agreement between the Company and Robert J. Ben dated as of August 4, 2015 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K with the SEC on August 7, 2015).
10(j) †	Form of Restricted Stock Award Agreement Pursuant to the Richardson Electronics, Ltd. 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10(r) to the Company's Annual Report on Form 10-K for the fiscal year ended June 2, 2018).
10(k) †	Form of Nonqualified Stock Option Award for Employees Pursuant to the Richardson Electronics, Ltd. 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10(s) to the Company's Annual Report on Form 10-K for the fiscal year ended June 2, 2018).
10(l) †	Form of Nonqualified Stock Option Award for Consultants Pursuant to the Richardson Electronics, Ltd. 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10(t) to the Company's Annual Report on Form 10-K for the fiscal year ended June 2, 2018).
10.1 †	Employment, Nondisclosure and Non-Compete Agreement between the Company and Jens Ruppert dated June 25, 2015 (incorporated by reference to the Company's Current Report on Form 10-Q, filed with the Securities and Exchange Commission on October 10, 2019).
10.2 †	Richardson Electronics, Ltd. Amended and Restated 2011 Long-Term Incentive Plan (incorporated by reference to Annex A of the Company's Definitive Proxy Statement on Schedule 14A filed with the SEC on August 24, 2020).
10.3 †	Form of Restrictive Stock Award Agreement Pursuant to the Richardson Electronics, Ltd. Amended and Restated 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended May 29, 2021).
10.4 †	Form of Nonqualified Stock Option Award for Employees Pursuant to the Richardson Electronics, Ltd. Amended and Restated 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended May 29, 2021).
10.5	Non-Employee Director Equity Compensation Program and Stock Ownership Guidelines (incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended June 1, 2024).
10.6	Asset Purchase Agreement, dated as of January 24, 2025, by and between DirectMed Imaging LLC, as buyer, and Richardson Electronics. Ltd., as seller (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2025).
14	Richardson Electronics, LTD. Code of Conduct (incorporated by reference to Exhibit 14 to the Company's Annual Report on Form 10-K filed with the SEC on August 5, 2025).
19.1	Insiders' Trading Policies and Guidelines (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed with the SEC on August 5, 2024).
21*	Subsidiaries of the Company.
23.1*	Consent of Independent Registered Public Accounting Firm - BDO USA, P.C.
31.1*	Certification of Edward J. Richardson pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 (filed pursuant to Part I).
31.2*	Certification of Robert J. Ben pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 (filed pursuant to Part I).
32*	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed pursuant to Part I).

97.1	Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed with the SEC on August 5, 2024).
101*	The following financial information from our Annual Report on Form 10-K for the fourth quarter and fiscal year ended May 31, 2025, filed with the SEC on August 4, 2025, formatted in Inline Extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statement of Stockholder's Equity and (v) Notes to Consolidated Financial Statements.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBR Taxonomy Extension Schema with Embedded Linkbase Documents.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

†   Executive Compensation Plan or Agreement

*   Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Signature	Title	Date
By /s/ Edward J. Richardson Edward J. Richardson	Chairman of the Board, Chief Executive Officer (Principal Executive Officer), President and Director	August 4, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Edward J. Richardson Edward J. Richardson	Chairman of the Board, Chief Executive Officer (Principal Executive Officer), President and Director	August 4, 2025
/s/ Robert J. Ben Robert J. Ben	Chief Financial Officer and Chief Accounting Officer (Principal Financial and Accounting Officer)	August 4, 2025
/s/ Jacques Belin Jacques Belin	Director	August 4, 2025
/s/ James Benham James Benham	Director	August 4, 2025
/s/ Wendy S. Diddell Wendy S. Diddell	Director	August 4, 2025
/s/ Kenneth Halverson Kenneth Halverson	Director	August 4, 2025
/s/ Robert Kluge Robert Kluge	Director	August 4, 2025
/s/ Paul J. Plante Paul J. Plante	Director	August 4, 2025

Exhibit 4

DESCRIPTION OF THE COMPANY'S SECURITIES

Description of Capital Stock

As of July 28, 2025, Richardson Electronics, Ltd. (the "Company," "we," "us," and "our") has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock (the "Common Stock").

The following description of our capital stock is a summary of the material terms and provisions that apply to our capital stock. The summary does not purport to be complete. The summary is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") and our Amended and Restated By-Laws ("By-Laws"), which are filed as exhibits to our Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to carefully review our Certificate of Incorporation and our Bylaws for additional information.

As of July 28, 2025, there were outstanding 12,443,065 shares of Common Stock and 2,049,238 shares of Class B common stock (the "Class B Stock").

Authorized Capital Stock

Our Certificate of Incorporation authorizes the issuance of up to 20,000,000 shares, comprised of 17,000,000 shares of Common Stock, par value $.05 per share and 3,000,000 shares of Class B Stock, par value $.05 per share.

Common Stock

Voting Rights

The holders of our Common Stock are entitled to one vote for each share they own and vote together with holders of Class B Stock and any preferred stock on all matters voted on by our stockholders (except to the extent required by law or provided by the Certificate of Incorporation).

The Common Stock does not have cumulative voting rights.

Dividends

The holders of the Common Stock shall be entitled to receive, to the extent permitted by law, such dividends as may be declared from time to time by the Board of Directors, provided, however, that: (a) no cash dividend shall be declared or paid on the Common Stock unless a cash dividend equal to 90% of the cash dividend on the Common Stock is simultaneously declared and paid on the Class B Stock; (b) other than cash dividends under (a) above, no other distribution of assets, property, rights to subscribe or evidence of indebtedness shall be declared or paid on the Common Stock unless a distribution in like kind and equal per share amount is simultaneously declared and paid on the Class B Stock; and (c) stock dividends declared on the Common Stock shall be payable solely in shares of Common Stock. No stock dividend shall be declared or paid on the Common

Stock unless a stock dividend payable in shares of Class B Stock, proportionately on a per share basis, is simultaneously declared and paid on the Class B Stock.

Other Provisions

All of the outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to our Common Stock.

Class B Stock

Voting Rights

The holders of our Class B Stock are entitled to ten votes for each share they own and vote together with holders of Common Stock and preferred stock on all matters voted on by our stockholders (except to the extent required by law or provided by the Certificate of Incorporation).

The Class B Stock does not have cumulative voting rights.

Dividends

The holders of the Class B Stock shall be entitled to receive, to the extent permitted by law, such dividends as may be declared from time to time by the Board, provided, however, that: (a) no cash dividend shall be declared or paid on the Class B Stock unless a cash dividend is simultaneously declared and paid on the Common Stock in an amount so that the cash dividend on the Class B Stock is 90% of the cash dividend on the Common Stock; (b) other than cash dividends under (a) above, no other distribution of assets, property, rights to subscribe or evidence of indebtedness shall be declared or paid on the Class B Stock unless a cash dividend or such other distribution in like kind and equal per share amount is simultaneously declared and paid on the Common Stock; and (c) stock dividends declared on the Class B Stock shall be payable solely in shares of Class B Stock. No stock dividend shall be declared or paid on the Class B Stock unless a stock dividend payable in shares of Common Stock, proportionately on a per share basis, is simultaneously declared and paid on the Common Stock.

Restrictions on Transfer

Shares of Class B Stock are not freely transferable. A holder of shares of Class B Stock may transfer those shares (whether by sale, assignment, gift, bequest, appointment or otherwise) only to a "Permitted Transferee" (as defined below). A transfer of Class B Stock to any person or entity other than a "Permitted Transferee" will result in the automatic conversion of those shares of Class B Stock into shares of Common Stock on a share-for-share basis.

The "Permitted Transferees" of an individual holder of shares of Class B Stock generally include record holders of shares as described below:

(i)   that stockholder's spouse;

(ii)   any lineal descendant of a grandparent of that stockholder and any spouse of that lineal descendant (we refer to these descendants and their spouses, together with the stockholders in question and their spouses, as the "Class B stockholder's family members");

(iii)   a trustee of a trust for the sole benefit of that stockholder, that Class B stockholder's family members and certain charitable organizations;

(iv)   certain charitable organizations established by that stockholder or that Class B stockholder's family members or the Company;

(v)   a partnership or corporation all of the beneficial ownership of which is owned (and continues to be owned) by that stockholder and/or certain other Permitted Transferees;

(vi)   the executor or administrator of the estate of that stockholder; and

(vii)   an employee stock ownership plan of ours.

Shares of Class B Stock may only be registered in the name of the beneficial owner thereof and not in a "street" or "nominee" name. The "beneficial owner" of shares of Class B Stock is defined as the person or persons who, or the entity or entities which, possess the power to direct the voting or the disposition of such shares.

Conversion

Shares of Class B Stock are convertible into Common Stock on a share-for-share basis at all times at the option of the holder without charge for any stamp or similar tax in respect of such issuance. In general, the conversion will be effective as of the date the Class B Stock is surrendered to us for conversion.

Any transfer, pledge or other disposition of shares of Class B Stock other than to a Permitted Transferee will result in an automatic conversion to Common Stock, on a share-for-share basis, unless such pledge is pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to or registered in the name of the pledgee and shall remain subject to the restrictions of transfer described above.

If at any time the number of issued and outstanding shares of Class B Stock falls below 10% of the aggregate number of issued and outstanding shares of Common Stock, Class B Stock and preferred stock, all the outstanding shares of Class B Stock immediately and automatically will be converted into shares of Common Stock. In the event of such a conversion, certificates formerly representing outstanding shares of Class B Stock will thereafter be deemed to represent a like number of shares of Common Stock.

All shares of Class B Stock received by the Company upon conversion thereof into Common Stock will be returned to the status of authorized but unissued shares of Class B Stock.

Other Provisions

All of the outstanding shares of Class B Stock are fully paid and non-assessable. Holders of Class B Stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no redemption or sinking fund provisions with respect to our Class B Stock. The Class B Stock is subject to transfer and conversion restrictions described above.

Certain Provisions of Delaware Law, Our Certificate of Incorporation and By-Laws

Class B Stock

The holders of our Class B Stock are entitled to 10 votes for each share they own. As a result, the holders of Class B Stock have the ability to elect our board of directors. So long as the holders of Class B Stock constitute more than 50% of our voting power, they have the ability to control any possible merger, consolidation or sale of assets involving us.

Delaware Anti-Takeover Law

We are subject to Section 203 ("Section 203") of the Delaware General Corporation Law. Under this provision, we may not engage in any "business combination" with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

(i) prior to that date our Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(ii) upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began; or

(iii) on or following that date, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include, subject to limited exceptions:

(i) any merger or consolidation involving the corporation and the interested stockholder;

(ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

(iii) any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

(iv)   any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

(v)   the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

The restrictions of Section 203 of the Delaware General Corporation Law do not apply to corporations that have elected, in the manner provided therein, not to be subject to Section 203 of the Delaware General Corporation Law. The Company has not made such an election. Accordingly, the Company would be subject to Section 203 in the event of a business combination.

Transfer Agent

EQ Shareholder Services is the Transfer Agent and Registrar for our capital stock.

Exhibit 21

SUBSIDIARIES OF THE COMPANY

Richardson Electronics Pty Limited	Australia
Richardson Electronics do Brasil Ltda.	Brazil
Richardson Electronics Canada, Ltd.	Canada
Richardson Electronics Trading (China) Co., Ltd.	China
Richardson Electronique SAS	France
Richardson Electronics GmbH	Germany
Richardson Electronics Hong Kong Limited	Hong Kong
Richardson Electronics India Private Limited	India
Aviv-Richardson Ltd.	Israel
Richardson Electronics S.r.l.	Italy
Richardson Electronics Japan K.K.	Japan
Richardson Electronics Korea Limited	Korea
Richardson Electronics S.A. de C.V.	Mexico
Richardson Electronics Benelux B.V.	Netherlands
Richardson Electronics Netherlands, B.V.	Netherlands
Richardson Electronics Global Holdings BV	Netherlands
Richardson Electronics Pte. Ltd.	Singapore
Richardson Electronics Iberica S.A.	Spain
Richardson Electronics Nordic AB	Sweden
Richardson Electronics (Thailand) Limited	Thailand
Richardson Electronics Limited	United Kingdom
Richardson Powerlink MEA	United Kingdom
Richardson International, Inc.	United States

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Richardson Electronics, Ltd.
LaFox, Illinois

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-04767, 333-129828, 333-182907, 333-206044, 333-227876 and 333-249383) of Richardson Electronics, Ltd. (the Company) of our reports dated August 4, 2025, relating to the consolidated financial statements, and the effectiveness of the Company's internal control over financial reporting, which appear in this Annual Report on Form 10-K.

/s/BDO USA, P.C.

Chicago, Illinois

August 4, 2025

Exhibit 31.1

CERTIFICATION PURSUANT TO
SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Edward J. Richardson, certify that:

1.   I have reviewed this annual report on Form 10-K of Richardson Electronics, Ltd. for the fiscal year ended May 31, 2025;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 4, 2025

Signature: /s/ Edward J. Richardson
              Edward J. Richardson
              Chairman of the Board and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO+
SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Robert J. Ben, certify that:

1.   I have reviewed this annual report on Form 10-K of Richardson Electronics, Ltd. for the fiscal year ended May 31, 2025;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 4, 2025

Signature: /s/ Robert J. Ben
             Robert J. Ben
             Chief Financial Officer and Chief Accounting Officer

Exhibit 32

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Richardson Electronics, Ltd. (the "Company") on Form 10-K for the fiscal year ended May 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edward J. Richardson, Chairman of the Board and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Edward J. Richardson
Edward J. Richardson
Chairman of the Board and Chief Executive Officer
August 4, 2025

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Richardson Electronics, Ltd. (the "Company") on Form 10-K for the fiscal year ended May 31 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert J. Ben, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Robert J. Ben
Robert J. Ben
Chief Financial Officer and Chief Accounting Officer
August 4, 2025